Filed pursuant to Rule 424(b)(5)
Registration No. 333-159649
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 12, 2009)

RASER TECHNOLOGIES, INC.

9,305,790 Shares of Common Stock
Warrants to Purchase 4,652,895 Shares of Common Stock

We are offering up to 9,305,790 shares of our common stock, par value $0.01 per share, and warrants to purchase up to 4,652,895 shares of our common stock by this prospectus supplement and the accompanying prospectus. The common stock and warrants will be sold in units, with each unit consisting of one share of common stock and a warrant to purchase 0.50 shares of common stock, at an initial exercise price of $0.25 per share. Each unit will be sold at a negotiated price of $0.27 per unit. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

Our common stock is listed on the New York Stock Exchange under the symbol “RZ.” On October 12, 2010, the last reported sale price of our common stock on the New York Stock Exchange was $0.25 per share.

We are offering these shares of common stock and warrants to purchase common stock to certain parties that have advanced funds to the Company pursuant to that certain Unsecured Line of Credit Agreement and Promissory Note, dated as of January 23, 2009, as amended on July 22, 2009 and further amended on August 5, 2010, which we refer to as the LOC Lenders.  We anticipate that the LOC Lenders will purchase units by delivering promissory notes to us and electing to forego repayment of a portion of the respective amounts they are owed under our line of credit as an offset against the amounts owed pursuant to the promissory notes.

Investing in our securities involves a high degree of risk.  You should read this prospectus supplement and the accompanying prospectus carefully before you make your investment decision.  See “Risk Factors” beginning on page S-6 of this prospectus supplement, page 3 of the accompanying prospectus, as well as the documents we file with the Securities and Exchange Commission that are incorporated by reference therein for more information.

 We estimate that the total proceeds from this offering will be approximately $2.5 million, a portion of the amount owed to the LOC Lenders that we intend to satisfy with the proceeds of this offering.  We estimate the total expenses of this offering will be approximately $5,000. The LOC Lenders have informed us that they intend to purchase units having a value equal to approximately $2.5 million of the approximately $5.3 million outstanding balance owed to such LOC Lenders. However, because there is no minimum offering amount required as a condition to closing in this offering, the actual offering amount and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the amounts set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the units being offered pursuant to this prospectus supplement and the accompanying prospectus will be completed on or about October 27, 2010.

Prospectus Supplement dated October 13, 2010.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the offering and other matters relating to us and our financial condition.  The second part is the attached base prospectus, which gives more general information about securities we may offer from time to time, some of which does not apply to the common stock we are offering.  The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus.  Generally, when we refer to the prospectus, we are referring to both parts of this document combined.  If information in the prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

Except as otherwise specified or used in this prospectus supplement or the accompanying prospectus, the terms “we,” “our,” “us,” “the company,” “Raser,” “Raser Technologies” and “Raser Technologies, Inc.” refer to Raser Technologies, Inc. and its subsidiaries.  References in this prospectus supplement to “U.S.  dollars,” “U.S.  $” or “$” are to the currency of the United States of America.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus or any free writing prospectus prepared by Raser.  We have not authorized any other person to provide you with different or additional information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the prospectus is accurate as of any date other than the date on the front of that document.

The distribution of this prospectus supplement and the attached prospectus and the offering of the common stock in certain jurisdictions may be restricted by law.  Persons who come into possession of this prospectus supplement and the attached prospectus should inform themselves about and observe any such restrictions.  This prospectus supplement and the attached prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

You should not consider any information in this prospectus supplement or the prospectus to be investment, legal or tax advice.  You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the common stock.  We are not making any representation to you regarding the legality of an investment in the common stock by you under applicable investment or similar laws.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

ii

AVAILABLE INFORMATION

We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.   In addition, because our stock is listed for trading on the New York Stock Exchange, you can read and copy reports and other information concerning us at the offices of the New York Stock Exchange located at 11 Wall Street, New York, New York 10005.

We filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

•	inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room;
•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or
•	obtain a copy from the SEC website.

Our mailing address is 5152 North Edgewood Drive, Suite 200, Provo, Utah 84604 and our Internet address is www.rasertech.com. Our telephone number is (801) 765-1200. General information, financial news releases and filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on the SEC’s website at www.sec.gov. We are not including the information contained on our website as part of, or incorporating it by reference into, this prospectus.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus include both historical and “forward-looking” statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations and projections about future results and include the discussion of our business strategies, plans, goals, objectives and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus and the documents incorporated by reference, the words “anticipate,” “believe,” “estimate,” “may,” “will,” “expect,” “plan” and “intend” and similar expressions, or the negative of such terms or other comparable terminology, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to, our management. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to those set forth below under “Risk Factors.” Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K.

iii

SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement and does not contain all the information you will need in making your investment decision. You should read carefully this entire prospectus supplement, the attached prospectus and the documents incorporated by reference in this prospectus supplement.

Raser Technologies, Inc.

We are an environmental energy technology company focused on geothermal power development and technology licensing. We operate two business segments: Power Systems and Transportation & Industrial. Our Power Systems segment develops geothermal electric power plants and is exploring opportunities to partner with developers to take advantage of potential solar and wind resources at some of our geothermal project sites. Our Transportation & Industrial segment focuses on using our Symetron™ family of technologies to improve the efficiency of electric motors, generators and power electronic drives used in electric and hybrid electric vehicle propulsion systems. Through these two business segments, we are employing a business strategy to produce a positive impact on the environment and economically beneficial results for our stockholders. By executing our business strategy, we aim to become a producer of geothermal electric power as well as a provider of electric and hybrid-electric vehicle technologies and products.

We are incorporated in Delaware. We are the successor to Raser Technologies, Inc., a Utah corporation, which was formerly known as Wasatch Web Advisors, Inc. Wasatch Web Advisors acquired 100% of our predecessor corporation in a reverse acquisition transaction in October of 2003. Prior to that transaction, our predecessor corporation was a privately-held company.

Overview

We have accumulated a portfolio of geothermal interests in four western continental states and a geothermal concession in Indonesia. These geothermal interests are important to our ability to develop geothermal power plants. We continue to accumulate additional interests in geothermal resources for potential future projects.

We have initiated the development of eight geothermal power plant projects in our Power Systems segment to date. We have placed one power plant in service to date, which we refer to as our Thermo No. 1 plant, and we are currently selling electricity generated by the Thermo No. 1 plant. Although we placed the Thermo No. 1 plant in service in the first quarter of 2009 for accounting purposes, we were unable to operate the plant at designed capacity due primarily to mechanical deficiencies of the power generating units, lower than anticipated well field temperature and flow from certain wells and other inefficiencies which occurred as a result of overall design of the plant. Accordingly, we initiated several actions to improve the electrical output of the plant and the resource. These efforts included reworking certain production wells, the installation of bottom cycling operations and the replacement of recirculation pumps on each of the generating units with more efficient pumps. These efforts culminated in June 2010, at which time we evaluated the actual impact of these initiatives and the resulting overall performance of the plant. The results of this evaluation indicate that plant performance may improve from the current output level of approximately 6.6 megawatts (“MW”) but most likely will not achieve originally designed electrical output levels. After evaluating the performance of the plant, we determined an evaluation of possible impairment of the Thermo No. 1 plant as of June 30, 2010 was warranted. Based upon the impairment analysis, we determined that the Thermo No. 1 plant was impaired as of June 30, 2010. Accordingly, we computed the projected discounted future operating cash flows of the Thermo No. 1 plant using a discount rate that reflects the average cost of funds for Thermo No. 1 BE-01, LLC (“Thermo Subsidiary”) and determined that we incurred a loss resulting from the impairment totaling $52.2 million. This analysis required us to exercise significant judgments including, among other items, estimating that the Thermo No. 1 plant will produce electricity over the next 33.5 years, assuming our power purchase agreement will be renewed on similar terms upon expiration in 2028 and estimating operating and capital costs over the remaining useful life of the plant and the estimated selling price of the Thermo No. 1 plant at the end of its estimated useful life. Accordingly, we recognized an impairment of the Thermo No. 1 plant and expensed $52.2 million of capitalized costs during the second quarter of 2010.

Due to the economic downturn, a difficult financing environment, difficulties experienced at the Thermo No. 1 plant and other factors, we have had to adjust our development plans. We had anticipated to be in a position to move forward with the simultaneous development of the other seven sites we have initiated. In light of current conditions, we believe in the near term we need to focus most of our time and resources on the one or two projects we believe are best positioned for development. Thus, we intend to focus on improving the electrical output from our Thermo No. 1 plant and completing the well field development at our Lightning Dock and/or Thermo No. 2 and No. 3 projects. We will continue to undertake permitting at the other sites we have initiated. Additionally, we are soliciting the sale of Thermo No. 1 or an interest therein and exploring the potential sale of one or more of our other geothermal power projects or interests therein.

In connection with the development of our geothermal power projects, we intend to explore opportunities to partner with developers to take advantage of potential solar and wind resources at some of our geothermal project sites. We believe certain geothermal sites we intend to develop may be suitable for solar or wind generation. If so, we may be able to improve the overall utilization of transmission lines and other infrastructure investments associated with these projects. Until we conduct further analysis, however, we cannot predict whether any of our sites will be suitable for complementary solar or wind generating facilities.

Historically, federal and state governments have provided incentives and mandates for the development of renewable resources, including geothermal projects. The American Recovery and Reinvestment Act of 2009 (the “Recovery Act”) provides for a number of additional incentive programs to help fund renewable energy projects. Among these new programs is the Section 1603 renewable energy grant program under the Recovery Act. Pursuant to the Recovery Act, an owner of a qualified geothermal power plant may elect to receive a grant from the U.S. Treasury Department of up to 30% of certain qualifying construction and drilling costs in lieu of claiming either the energy credit (sometimes referred to as the investment tax credit) or the production tax credit. The owner of a qualified geothermal power plant may apply for a grant of up to 30% of the cost of qualifying geothermal property placed in service in 2009 or 2010, or placed in service before 2014 if construction began in 2009 or 2010. Grants are to be paid 60 days after the later of the date of the application for the grant is deemed complete or the date the project is placed in service.

We originally financed the construction of the Thermo No. 1 plant through project financing and tax equity financing arrangements. Subsequent to the adoption of the Recovery Act, we amended these financing arrangements to be consistent with the Recovery Act and take advantage of the grants available under the Recovery Act. We obtained a grant of approximately $33.0 million, which we received in February 2010. Approximately $3.8 million of the grant funds were released to us, as owner of the project. The remainder of the grant funds was placed in escrow to be released to the other parties that provided the debt and equity financing for the project based on the electrical output, operational costs of the plant and certain other factors. On July 9, 2010, we entered into an Amendment, Consent and Forbearance Agreement (the “Forbearance Agreement”) pursuant to which the lenders of the debt financing for the Thermo No. 1 plant received a payment of $27 million out of the escrow and waived compliance with applicable debt-related covenants and obligations f until June 29, 2011.  During the next year, but no later than June 29, 2011, the lenders are entitled to receive an additional payment of up to $6 million plus the expenses of the administrative lender and agents. The Forbearance Agreement contemplates that we will satisfy this additional payment by using proceeds from the sale of all or part of our interest in the Thermo No. 1 plant.  After providing for the $27 million payment to the lenders, approximately $3 million in the Thermo No. 1 plant escrow account remained in escrow to be used for the operation of the Thermo No. 1 plant and other related expenses.

Because the amount contained in the Thermo No. 1 plant escrow account was insufficient to fully satisfy the lenders, to the extent we are obligated to pay Pratt Whitney Power Systems any additional amounts for the turbines in production at the Thermo No. 1 plant, such payments shall be made out of our general corporate funds.

We believe the demand for clean, renewable energy will continue to increase in the future, and we believe we are well positioned to play a meaningful role in providing clean, renewable power to consumers. Not everything has been in keeping with our original timeframes and cost expectations. Some of our projects have experienced longer development timelines or higher costs than originally planned. Moreover, the current economic conditions in the United States and around the world make it more difficult to secure the financing and complete the other various steps necessary to develop our projects. Nevertheless, we intend to continue to implement our business strategy of rapid deployment of our geothermal power projects.

Our Thermo No. 1 plant was the first geothermal power plant to be constructed utilizing PureCycle 280 generation units (“PureCycle units”) manufactured by PWPS. The PureCycle units are small, modular units each producing approximately 280 kilowatts (“kW”) of gross electrical output each. We installed fifty PureCycle units at the Thermo No. 1 plant. While we believe that the PureCycle units have advantages in certain scenarios, our current development plans anticipate using larger binary cycle units that produce 2.5 MW to 10 MW of gross electrical output per unit. We have received proposals from a number of equipment manufacturers and believe that moving to larger generating units could result in greater returns on our future projects.

Our geothermal resources portfolio consists of over 275,000 acres in the United States and a concession of over 100,000 acres in Indonesia. Our portfolio of geothermal leases contains a mix of private, state and federal leases. We utilize our in-house geologists, independent geologists, in-house and independent transmission specialists, ARC-GIS specialists and others on our development team to help identify and locate areas that are favorable to development. We are primarily interested in securing locations that we believe contain the targeted geothermal activity, present a favorable development environment (considering permitting requirements, topography, site access, etc.), and allow transmission access to favorable power markets. Each lease we acquire is based upon these key indicators of the project’s geothermal potential. Some prospect areas, like our Lightning Dock project, have been the subjects of extensive exploration and data analysis, while others will require additional exploration and evaluation. Some of the geothermal leases in our portfolio have not been extensively explored and documented and could ultimately be rejected for full-scale development. We seek to acquire a broad-based portfolio of prospects, and we continue to evaluate new areas to target for leasing in addition to studying the prospect areas we currently have under lease.

Our Transportation & Industrial segment focuses on commercializing our electric motor, generator and drive technologies, such as our series plug-in hybrid electric vehicle (“PHEV”) with range extender technologies, into applications. In 2008, we began work to integrate a Symetron™ traction motor, generator and controller drive in a Hummer H3 demonstration vehicle (“Hummer Demonstration Vehicle”). The Hummer Demonstration Vehicle was built under a collaborative arrangement with General Motors, Inc. (“General Motors”) and our integration partner FEV, Inc. The Hummer Demonstration Vehicle was designed to achieve 100 mpg equivalent to demonstrate the benefits of our plug-in electric drive system in Sports Utility Vehicle (“SUV”) and light truck applications. Our plug-in electric drive system is designed to allow light trucks and SUVs to achieve the equivalent of over 100 mpg in typical local daily driving with near zero emissions, by using electricity instead of petroleum as the primary fuel. Recently, General Motors decided to discontinue the Hummer brand. We believe, however, that our technology is capable of being used in other types of SUVs and light truck applications and we believe that our systems for light weight trucks and SUVs are ahead of our competitors in the market.

We completed the initial phase of developing our Hummer Demonstration Vehicle and unveiled the prototype at the 2009 SAE International World Congress, in Detroit Michigan. We are currently in the process of further testing the Hummer Demonstration Vehicle and seeking a manufacturing partner for small scale manufacturing of additional prototype vehicles. Although progress is being made by each of our business segments with respect to this initiative, we may not be able to generate significant revenues from this technology by either of our segments, if at all.

We intend to continue to explore opportunities to commercialize our motor and drive technologies. However, the recent economic downturn has had a dramatic and adverse effect on the automotive industry and other large industrial manufacturers that would otherwise be in a position to use and benefit from our technologies. As a result, we believe our ability to commercialize our Symetron™ technologies will be limited until economic conditions improve. In light of the current economic conditions, we have reduced our resources committed to new developmental efforts. We intend to evaluate the prospects for our technologies on an ongoing basis. If we believe there are attractive opportunities, we will devote the resources to pursue those opportunities to the extent we believe appropriate. If, on the other hand, we determine that the risks and uncertainties for this business segment are too great in light of the current economic climate, we may choose to further reduce the resources devoted to these efforts.

We are also currently evaluating the advantages and disadvantages of a possible business separation transaction involving the Transportation and Industrial segment, which may include spinning off the Transportation and Industrial business to our stockholders as a separate independent company. We believe that a separation transaction involving the Transportation and Industrial business would facilitate the ability to raise capital for both businesses. However, we may ultimately determine that a business separation transaction involving the Transportation and Industrial segment is not feasible for financial, legal or other reasons.

Consistent with our limited operating history, we have generated limited revenues from operations. While our Power Systems segment has begun to generate revenue from the operation of our Thermo No. 1 plant, we do not expect to generate significant additional revenues from this segment until we develop additional plants and place them in service. To date, our Transportation & Industrial segment has generated only a limited amount of revenue from research and development subcontracts administered through contractors for certain government agencies. Future revenues from our Transportation & Industrial segment will depend on our ability to commercialize our Symetron™ technologies, and we cannot predict when those efforts will be successful, if at all.

Limited historical information exists upon which an evaluation can be made regarding our business and prospects. We also have limited insight into how market and technology trends may affect our future business. The revenue and income potential of both of our business segments is unproven and the markets in which we expect to compete are very competitive and rapidly evolving. To date, all of our revenues have been derived from domestic sources. Our business and prospects should be considered in light of the risks, expenses, cash requirements, challenges and uncertainties that exist in an early stage company seeking to develop new technologies and products in competitive and rapidly evolving markets.

We have incurred substantial losses since inception and we are not operating at cash breakeven. Our continuation as a going concern is dependent on efforts to raise additional capital, increase revenues, reduce expenses, and ultimately achieve profitable operations. If substantial losses continue, or if we are unable to raise sufficient, additional capital on reasonable terms, liquidity concerns may require us to curtail or cease operations, liquidate or sell assets, or pursue other actions that could adversely affect future operations.

Given our current business strategy, we will need to secure additional financing in order to execute our plans and continue our operations. We may acquire this additional funding through the issuance of debt, preferred stock, equity or a combination of these instruments. We also intend to evaluate a variety of alternatives to finance the development of our geothermal power projects. These alternatives could include project financing and tax equity financing, government funding from grants, loan guarantees or private activity bonds, joint ventures, the sale of one or more of our projects or interests therein, entry into prepaid power purchase agreements with utilities or municipalities, or a merger and/or other transaction, a consequence of which could include the sale or issuance of stock to third parties. The amount and timing of our future capital needs will depend on many factors, including the timing of our development efforts, opportunities for strategic transactions, and the amount and timing of any revenues we are able to generate. We cannot be certain that funding will be available to us on reasonable terms, or at all. If we are unable to secure adequate funds on a timely basis on terms acceptable to us, we may be unable to execute out plans or continue our operations.

THE OFFERING

Common stock offered by us	9,305,790 shares of our common stock

Warrants
Warrants to purchase up to 4,652,895 shares of common stock will be offered in this offering. This prospectus supplement also relates to the offering of the shares of common stock issuable upon exercise of the warrants.

Warrant exercise price	The warrants will be exercisable at an exercise price of $0.25 per share

Warrant exercisability and expiration	The warrants are exercisable at any time on or after the date of issuance and expire ten years from the date of issuance

Use of proceeds
The total proceeds we receive from the sale of securities offered pursuant to this prospectus supplement, excluding the proceeds, if any, from the exercise of the warrants issued in this offering, we estimate will be approximately $2.5 million, which is the portion of the amount owed to the LOC Lenders that we intend to satisfy with the proceeds of this offering. The net proceeds will be the total proceeds less our estimated offering expenses of $5,000. A portion of the proceeds may consist of promissory notes, which we may accept in lieu of cash at our sole discretion. We anticipate that the LOC Lenders will purchase units by delivering promissory notes to us and elect to forego repayment of the respective amounts they are owed under our line of credit as an offset against the amounts owed pursuant to the promissory notes. The amounts outstanding under our line of credit bear interest at 10% per annum and are due on June 30, 2011.

We used the proceeds we received from our line of credit to satisfy vendor obligations, power plant construction expenses, well field development expenses and for general corporate purposes.

Risk factors
See “Risk Factors” and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

New York Stock Exchange symbol	RZ

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider all of the information set forth in this prospectus supplement, the accompanying prospectus and the section entitled “Risk Factors” contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, as filed with the SEC on August 11, 2010, which are incorporated herein by reference in their entirety and the other information incorporated by reference herein and therein from time to time. In particular, you should evaluate the following risk factors before making an investment in our securities. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

We may be unable to pay our $2.2 million interest payment on our 8% Convertible Notes, which became due on October 1, 2010 and needs to be paid on or before October 31, 2010.

In 2008, we issued $55 million aggregate principal amount of our 8% Convertible Senior Notes Due 2013 (the "Notes"). The terms of the Notes required us to make a semi-annual interest payment of $2.2 million on October 1, 2010.  We have not made the October 1, 2010 interest payment. However, pursuant to the March 26, 2008 Indenture Agreement (the "Indenture"), we have until October 31, 2010 to make the interest payment before there is an event of default under the Indenture that would permit the holders of the Notes to accelerate the maturity date or take any action to enforce the Notes.

At this time, we intend to make the October 1, 2010 interest payment on or before October 31, 2010 or to seek, from the holders of the Notes, a forbearance with regards to the interest payment and a modification of the Notes.  There can be no assurance that we will make the interest payment on or before October 31, 2010, or will obtain a forbearance of the October 1, 2010 interest payment from the holders of the Notes and/or any modification of the Notes or the terms upon which any such forbearance or modification agreement will be reached, or that any requisite consents will be obtained or requisite conditions will be satisfied.

If we do not make the interest payment on or before October 31, 2010, not only will we trigger the event of default provisions under the Indenture, but we may also trigger other cross-default provisions under the terms of our other existing indebtedness.

Our independent registered public accounting firm’s report on our 2009 financial statements questions our ability to continue as a going concern.

Our independent registered public accounting firm’s report on our financial statements as of December 31, 2009 and 2008 and for the three year period ended December 31, 2009 expresses doubt about our ability to continue as a going concern. Their report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern due to the lack of sufficient capital, as of the date their report was issued, to support our business plan through the end of 2010.

We will need to secure additional financing in the future and if we are unable to secure adequate funds on terms acceptable to us, we will be unable to support our business requirements, build our business or continue as a going concern. Accordingly, we can offer no assurance that the actions we plan to take to address these conditions will be successful. Inclusion of a “going concern qualification” in the report of our independent accountants or any future report may have a negative impact on our ability to obtain financing and may adversely impact our stock price.

Certain purchasers of our outstanding securities may assert rights to purchase securities in this offering.

In connection with an offering of securities that we completed in July 2009, we granted the purchasers of those securities the right, subject to certain exceptions, to participate in any future equity financing by us prior to December 31, 2010. The participation right allows the investors to purchase up to 35% of any equity securities we offer, including the shares of Common Stock offered pursuant to this Prospectus Supplement.  We have provided notice of this offering to each participation right holder, and we are offering to issue and sell the participation rights holders at least their pro rata portion of the securities offered hereby having an aggregate market price of up to $262,500 at a price per share equal to $0.27.

Our management will have broad discretion over the use of the net proceeds from this offering, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of the net proceeds from any offering by us and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

As of June 30, 2010, we had accounts payable and accrued liabilities in excess of $10.1 million. As a result, we will need to devote a part of the proceeds from this offering to the payment of a portion of these outstanding obligations, which will limit the amount of proceeds available to us for other purposes.

We have never declared or paid dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Our business requires significant funding, and we currently invest more in project development than we earn from operating our projects and sales of our technology. In addition, the agreements governing our debt and the terms of our Series A-1 Cumulative Convertible Preferred Stock (the “Preferred Stock”) restrict our ability to pay dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently plan to invest all available funds and future earnings in the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain in the foreseeable future.

USE OF PROCEEDS

The total proceeds we receive from the sale of securities offered pursuant to this prospectus supplement, excluding the proceeds, if any, from the exercise of the warrants issued in this offering, we estimate will be approximately $2.5 million, which is the portion of the amount owed to the LOC Lenders that we intend to satisfy with the proceeds of this offering. The net proceeds will be the total proceeds less our estimated offering expenses of $5,000. A portion of the proceeds may consist of promissory notes, which we may accept in lieu of cash at our sole discretion. We anticipate that the LOC Lenders will purchase units by delivering promissory notes to us and elect to forego repayment of the respective amounts they are owed under our line of credit as an offset against the amounts owed pursuant to the promissory notes. The amounts outstanding under our line of credit  bear interest at 10% per annum and are due on June 30, 2011.  We used the proceeds we received from our line of credit to satisfy vendor obligations, power plant construction expenses, well field development expenses and for general corporate purposes.

DESCRIPTION OF SECURITIES WE ARE OFFERING

In this offering, we are offering a maximum of 9,305,790 units, consisting of up to 9,305,790 shares of common stock and warrants to purchase up to 4,652,895 shares of common stock. Each unit consists of one share of common stock and warrants to purchase 0.50 shares of common stock at an initial exercise price of $0.25 per share. Each unit will be sold at a negotiated price of $0.27 per unit. This prospectus supplement also relates to the offering of shares of our common stock upon exercise, if any, of the warrants. Units will not be issued or certificated. The shares of common stock and warrants are immediately separable and will be issued separately.

The units offered in this offering will be issued pursuant to subscription agreements between each of the purchasers and us. You should review a copy of the form of subscription agreement delivered to you in connection with this offering and the form of warrant attached to this prospectus supplement for a complete description of the terms and conditions applicable to the units. This description of the units in this prospectus supplement is qualified in its entirety by reference to the warrants.

Common Stock

The material terms and provisions of our common stock and each other class of our securities which qualifies or limits our common stock are described under the caption “Description of Capital Stock” starting on page 17 of the accompanying prospectus.

Warrants

The following is a brief summary of the warrants and is subject in all respects to the provisions contained in the warrants, the form of which is attached to this prospectus supplement.

Exercisability. Holders may exercise warrants at any time on or after the date of issuance through and including 4:30 p.m., Utah time, on the date that is 10 years from the date of issuance. The warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise. The holder of warrants does not have the right to exercise any portion of the warrant if the holder would beneficially own in excess of 9.999% of the shares of our common stock outstanding immediately after giving effect to such exercise. This percentage may, however, be raised or lowered to any other percentage at the option of the holder upon at least 61 days’ prior written notice from the holder to us.

Exercise Price. The exercise price of common stock purchasable upon exercise of the warrants is $0.25 per share. The exercise price and the number of shares issuable upon exercise of the warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications or similar events affecting our common stock, and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. The warrants may be transferred at the option of the holder upon surrender of the warrants with the appropriate instruments of transfer.

Purchase Rights, Fundamental Transactions and Change of Control. If we sell or grant any rights to purchase stock, warrants or securities or other property to our stockholders on a pro rata basis, we will provide the holders of warrants with the right to acquire, upon the same terms, the securities subject to such purchase rights as though the warrant had been exercised immediately prior to the declaration of such rights. If we consummate any fundamental transaction, as described in the warrants and generally including any consolidation or merger into another corporation, the consummation of a transaction whereby another entity acquires more than 50% of our outstanding common stock, the sale of all or substantially all of our assets, or another transaction in which our common stock is converted into or exchanged for other securities or other consideration, the holder of warrants will thereafter receive upon exercise of the warrants the securities or other consideration to which a holder of the number of shares of common stock then deliverable upon the exercise or conversion of such warrants would have been entitled upon such consolidation, merger or other transaction.

Exchange Listing. We do not plan on making an application to list the warrants on the New York Stock Exchange, any other national securities exchange or other nationally recognized trading system. Our common stock underlying the warrants is listed on the New York Stock Exchange.

Rights as Stockholder. Except as otherwise provided in the warrants (such as the rights described above of a warrant holder upon our sale or grant of any rights to purchase stock, warrants or securities or other property to our stockholders on a pro rata basis) or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Fractional Shares. No fractional shares of common stock will be issued upon the exercise of the warrants. Rather, the number of shares of common stock to be issued will be rounded down to the nearest whole number.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange under the symbol “RZ.” Prior to December 22, 2008, our common stock was listed on the NYSE Arca exchange under the symbol “RZ.” The following table sets forth the high and low closing sales prices by quarter as reported by the NYSE Arca exchange or the New York Stock Exchange, as applicable, for the periods indicated.

	High	Low

Fiscal Year Ended December 31, 2008
First Quarter	$17.09	$7.30
Second Quarter	11.37	7.87
Third Quarter	11.70	4.10
Fourth Quarter	8.35	2.47

Fiscal Year Ended December 31, 2009
First Quarter	4.71	2.54
Second Quarter	4.50	2.80
Third Quarter	2.58	1.53
Fourth Quarter	1.69	1.05

Fiscal Year Ended December 31, 2010
First Quarter	1.38	0.89
Second Quarter	1.16	0.51
Third Quarter	0.58	0.24
Fourth Quarter	0.27	0.21

On October 12, 2010, the last sale price for our common stock as reported by the New York Stock Exchange was $0.25 per share.

We are required to pay a quarterly dividend to the holder of the Preferred Stock, payable in cash or shares of common stock equal to an annual rate of LIBOR plus 8%, but in no event higher than 14%, subject to adjustment. If we elect to pay the quarterly dividend to the holders of the Preferred Stock in shares of our common stock, the amount that would have been paid in cash is converted to shares of our common stock based upon the lower of the intraday weighted average stock price as reported by Bloomberg, LP for the 60 business day period prior to three business days before the end of the quarterly period or the average price for the lowest five days during the 60 business day period. We elected to pay the quarterly dividend payment for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010 with shares of our common stock. Accordingly, we issued 70,457, 200,466 and 388,151 shares of our common stock to the holder of the Preferred Stock for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010, respectively.

We are limited in dividend payments that we can make to our common stockholders unless such dividend payment is made equally to the holders of the Preferred Stock as if such holders had converted or redeemed (whichever is greater) their Preferred Stock for shares of our common stock immediately prior to the payment of such dividend. We have never declared or paid any cash dividends with respect to our common stock. We currently anticipate that we will retain all future earnings for the operation and expansion of our business and do not intend to declare dividends with respect to our common stock in the foreseeable future.

DILUTION

If you purchase our shares in this offering, your interest will be diluted to the extent of the difference between the offering price per share and the net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of outstanding shares of our common stock on that date.

Our net negative tangible book value (unaudited) at June 30, 2010, was approximately $(48.3) million, or $(0.53) per share, based on 90,989,961 shares of our common stock outstanding as of June 30, 2010. After giving effect to the sale of our common stock in the aggregate amount of $2,512,563 offered at a negotiated price of $0.27 per share, and after deducting the estimated offering expenses payable by us, our net negative tangible book value as of June 30, 2010 would have been approximately $(45.8) million, or approximately $(0.46) per share of common stock. This represents an immediate increase in the net tangible book value of $0.07 per share to our existing stockholders and an immediate and substantial dilution in net negative tangible book value of $0.73 per share to new investors. The following table illustrates this per share dilution:

Assumed price to public per share		$0.27

Net negative tangible book value per share as of June 30, 2010	$(0.53)

Decrease in net negative tangible book value per share attributable to new investors	0.07

As adjusted net tangible book value per share after this offering		(0.46)

Net dilution per share to new investors		$0.73

The number of shares of our common stock on October 12,2010 totaled 96,191,219. The calculations made above are based upon 90,989,961 shares of our common stock outstanding as of June 30, 2010 and assume no issuance of shares, exercise of outstanding options or warrants since that date and exclude the following:

•
4,928,478 shares issuable upon exercise of outstanding options and under outstanding stock option agreements pursuant to our stock incentive plans at a weighted average option exercise price of $4.69 per share at June 30, 2010;

•
1,000,000 shares issuable upon conversion of all of the Preferred Stock at June 30, 2010.  The holders of the Preferred Stock may also redeem shares of Preferred Stock into a maximum of 4,895,721 shares of our common stock at the earlier of July 28, 2010 or the date on which the price of our common stock exceeds $2.00 per share, at an exercise price of $1.0213 per share;

•	5,960,121 shares issuable upon conversion of all of our 8.00% Convertible Senior Notes due 2013 at June 30, 2010;

•	15,000 shares subject to outstanding warrants, at an exercise price of $12.06 per share, that had vested at June 30, 2010;

•	1,350,000 shares subject to outstanding warrants, at an exercise price of $10.99 that had vested at June 30, 2010. The exercise price has been subsequently reset to $10.56 per share;

•	122,603 shares subject to outstanding warrants, at an exercise price of $5.35 per share, that had vested at June 30, 2010;

•	1,799,774 shares subject to outstanding warrants, at an exercise price of $6.00 per share, that had vested at June 30, 2010;

•	4,275,170 shares subject to outstanding warrants, at an exercise price of $4.62 per share, that had vested at June 30, 2010;

•	1,600,762 shares subject to outstanding warrants, at an exercise price of $1.61 per share that had vested at June 30, 2010;

•	171,569 shares subject to outstanding warrants, at an exercise price of $1.275 per share that had vested on August 3, 2010; and

•	410,533 shares available for future grants or issuance under our stock incentive plans and our employee stock purchase plan at June 30, 2010.

To the extent options and warrants outstanding as of June 30, 2010 have been or may be exercised or other shares have been or are issued, there may be further dilution to new investors.

In addition, as part of the Preferred Stock offering on February 3, 2010, we issued warrants to purchase up to 14,000 additional shares of the Preferred Stock (the “Preferred Warrants”). The Preferred Warrants have an exercise price of $1,000 per share. The Preferred Warrants are exercisable from time to time in full or in part in two tranches of up to 7,000 shares of the Preferred Stock for each tranche. The first tranche of up to 7,000 shares of the Preferred Stock are exercisable on or before February 3, 2011 (subject to extension under certain circumstances). The second tranche of up to $7.0 million are exercisable on or before February 3, 2011 (subject to extension under certain circumstances) so long as the Prevailing Market Price (as defined in the Certificate of Rights and Preferences of Series A-1 Cumulative Convertible Preferred Stock) rises above $2.00 per share prior to February 3, 2011. Otherwise, the second tranche of up to 7,000 shares of Preferred Stock for up to $7.0 million are exercisable on or before February 4, 2013 (subject to extension under certain circumstances).

Subsequent to June 30, 2010, we have issued :

•	1,670,378 shares of our common stock in connection with our $750,000 direct equity offering at a price of $0.449 per share that closed on July 20, 2010.

•	2,777,777 shares of our common stock in connection with our $750,000 direct equity offering at a price of $0.27 per share that closed on September 20, 2010.

•	364,952 shares of our common stock to a service provider to settle an outstanding invoice totaling $91,238 on September 23, 2010.

In addition to the shares of our common stock issued subsequent to June 30, 2010, the following transactions have occurred:

•	245,569 shares issuable upon the exercise of outstanding warrants were forfeited or expired due to termination of employment.

PLAN OF DISTRIBUTION

We are offering the units directly to the LOC Lenders.  We do not intend to offer the units to any other potential investors.

We currently anticipate that closing of the offering contemplated by this prospectus supplement will take place on or about October  27, 2010. The subscription agreements to be executed by purchasers of units in this offering will provide for the manner in which they must transmit the purchase price for their units. The estimated offering expenses payable by us are approximately $5,000, which includes legal and accounting costs and various other fees associated with listing the common stock .   After deducting our estimated offering expenses, we expect the net proceeds from this offering to be approximately $2.5 million.

The transfer agent for our common stock to be issued in this offering is Interwest Transfer Company Inc.

Our common stock is traded on the New York Stock Exchange under the symbol “RZ.”

LEGAL MATTERS

Certain legal matters in connection with the offering of the common stock will be passed upon for us by Stoel Rives LLP.

EXPERTS

Our financial statements, incorporated in this prospectus by reference to our Annual Report on Form 10-K for the years ended December 31, 2009, 2008 and 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2009, have been audited by Hein & Associates LLP of Denver, Colorado, our independent registered public accounting firm, and are so incorporated by reference hereto in reliance upon such report given upon the authority of said firm as an expert in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering.

The following documents filed with the SEC are incorporated by reference in this prospectus (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

1.	Our Annual Report on Form 10-K for the year ended December 31, 2009.

2.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010.

3.
Our Current Reports on Form 8-K filed on January 13, 2010, February 8, 2010, February 22, 2010, February 25, 2010, April 5, 2010, April 8, 2010, April 28, 2010, June 14, 2010, June 23, 2010, July 2, 2010, July 7, 2010, July 14, 2010, July 20, 2010, August 5, 2010, September 20, 2010, October 4, 2010, and October 5, 2010, and our Current Report on Form 8-K/A filed on April 5, 2010.

4.	Our Registration Statement on Form 8-A filed on November 1, 2005, as amended by Amendment No. 1 to such Form 8-A filed on May 15, 2008.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in the incorporated document. Written requests should be directed to: Raser Technologies, Inc., 5152 North Edgewood Drive, Suite 200, Provo, UT 84604, Attention: Investor Relations, (801) 765-1200 (telephone).

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

The information relating to Raser contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

FORM OF WARRANT

RASER TECHNOLOGIES, INC.

WARRANT

Warrant No. [ ]	Dated: October 13, 2010

Raser Technologies Inc., a Delaware corporation (the “Company”), hereby certifies that, for value received, [NAME], or its registered assigns (the “Holder”), is entitled to purchase from the Company up to a total of [# OF SHARES ] shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company (each such share, a “Warrant Share” and all such shares, the “Warrant Shares”) at an exercise price equal to $0.25 per share (as adjusted from time to time as provided in Section 9, the “Exercise Price”), at any time and on or after the date in which the warrants are issued (the “Initial Exercise Date”) and through and including the date that is ten (10) years from the date hereof (the “Expiration Date”), and subject to the following terms and conditions.  This Warrant (this “Warrant’) is issued pursuant to that certain Subscription Agreement, dated as of October 13, 2010, by and among the Company and the Holder, pursuant to the Company’s Registration Statements on Form S-3 (File number 333-159649).  This Warrant is one of a series of similar warrants issued by the Company to certain parties (collectively, the “Warrants”).

1.           Definitions.  Capitalized terms used and not otherwise defined herein have the meanings given to such terms below:

“Bloomberg” means Bloomberg Financial Markets.

“Closing Bid Price” means, for any security as of any date, the last closing bid price and last closing trade price, respectively, for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price, as the case may be, then the last bid price or last trade price, respectively, of such security prior to 4:00:00 p.m., Utah time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing bid price or last trade price, respectively, of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.).  If the Closing Bid Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Sale Price, as the case may be, of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 16 of this Warrant.  All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction during the applicable calculation period.

“Fundamental Transaction” means any “change of control,” as such term is defined in the Indenture dated as of March 26, 2008 relating to the Company’s 8.00% Convertible Senior Notes due 2013.

“Principal Market” means the New York Stock Exchange.

“Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

2.           Registration of Warrant.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of record of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3.           Registration of Transfers.  The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to Interwest Transfer Company, Inc. (the Company’s “Transfer Agent”) or to the Company at its address specified herein.  Upon any such registration of transfer, a new warrant to purchase Common Stock, in substantially the form of this Warrant (any such new warrant, a “New Warrant”), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder.  The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4.           Exercise and Duration of Warrants.

a)           This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the Initial Exercise Date and including the Expiration Date.  At 4:30 P.M., Utah time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value.

b)           A Holder may exercise this Warrant by delivering to the Company (i) an exercise notice, in the form attached hereto (the “Exercise Notice”), appropriately completed and duly signed, and (ii) payment of the Exercise Price for the number of Warrant Shares as to which this Warrant is being exercised, and the date such items are delivered to the Company (as determined in accordance with the notice provisions hereof) is an “Exercise Date.”  The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder.  Execution and delivery of the Exercise Notice shall have the same effect as cancellation of the original Warrant and issuance of a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

5.           Delivery of Warrant Shares.

a)           Upon exercise of this Warrant, the Company shall promptly (but in no event later than three Trading Days after the Exercise Date) transmit to the Holder and the Transfer Agent, by email or facsimile, an acknowledgment of confirmation of receipt of the Exercise Notice and funds representing the Exercise Price.  On or before the fourth (4th) Trading Day following the date of the Company’s receipt of the Exercise Notice (the “Share Delivery Date”), the Company shall (x) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program, upon the request of the Holder, credit such aggregate number of Warrant Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit Withdrawal Agent Commission system, or (y) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the number of shares of Common Stock to which the Holder is entitled pursuant to such exercise.  Upon receipt by the Company of the Exercise Notice and funds representing the Exercise Price, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates evidencing such Warrant Shares, as the case may be.  No fractional shares of Common Stock are to be issued upon the exercise of this Warrant, but rather the number of shares of Common Stock to be issued shall be rounded down to the nearest whole number.

b)           This Warrant is exercisable, either in its entirety or, from time to time, for a portion of the number of Warrant Shares.  Upon surrender of this Warrant following one or more partial exercises, the Company shall issue or cause to be issued, at its expense, a New Warrant evidencing the right to purchase the remaining number of Warrant Shares.

c)           In addition to any other rights available to a Holder, if the Company fails to deliver to the Holder a certificate representing Warrant Shares or credit the Holder’s balance account with DTC, as applicable, by the fifth (5th) Trading Day after the Company’s receipt of the Exercise Notice and funds representing the Exercise Price, and if after such Trading Day the Holder purchases (in an open market transaction or otherwise) shares of Common Stock in a good faith transaction with an unaffiliated third party (a “Good Faith Purchase”) to deliver in satisfaction of a sale by the Holder of the Warrant Shares that the Holder is actually entitled to receive from the Company (a “Buy-In”), then the Company shall, within five (5) Trading Days after the Holder’s request and in the Holder’s discretion, and after the Holder provides the Company with written evidence of such Good Faith Purchase, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the “Buy-In Price”), at which point the Company’s obligation to deliver such certificate or to credit the Holder’s balance account with DTC (and to issue such Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Stock and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of Common Stock, times (B) the Closing Bid Price on the Exercise Date.

d)           The Company’s obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares.  Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of this Warrant as required pursuant to the terms hereof.

6.           Charges, Taxes and Expenses.   Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the foregoing shall not apply if the Company has an obligation to withhold tax and the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder.  The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof, including but not limited to income taxes or capital gains of the Holder or exercising holder.

7.           Replacement of Warrant.  If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable bond or indemnity, if requested.  Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.

8.           Reservation of Warrant Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (after giving effect to the adjustments and restrictions of Section 9, if any). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.  The Company will take all such action as may be necessary to assure that such shares of Common Stock may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of any securities exchange or automated quotation system upon which the Common Stock may be listed.

9.           Certain Adjustments.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

a)           Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to this paragraph shall become effective immediately after the effective date of such dividend, distribution, subdivision or combination.

b)           Pro Rata Distributions. If the Company, at any time while this Warrant is outstanding, distributes to holders of Common Stock (i) evidences of its indebtedness, (ii) any security (other than a distribution of Common Stock covered by the preceding paragraph), (iii) rights or warrants to subscribe for or purchase any security, or (iv) any other asset (in each case, “Distributed Property”), then in each such case the Holder shall be entitled upon exercise of this Warrant for the purchase of any or all of the Warrant Shares, to receive the amount of Distributed Property which would have been payable to the Holder had such Holder been the holder of such Warrant Shares on the record date for the determination of stockholders entitled to such Distributed Property.  The Company will at all times set aside in escrow and keep available for distribution to such holder upon exercise of this Warrant a portion of the Distributed Property to satisfy the distribution to which such Holder is entitled pursuant to the preceding sentence.

c)           Fundamental Transactions.  If, at any time while this Warrant is outstanding, the Company effects or is subject to a Fundamental Transaction (other than as a result of a subdivision or combination of shares of Common Stock covered by Section 9(a) above), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the “Alternate Consideration”).  The aggregate Exercise Price for this Warrant will not be affected by any such Fundamental Transaction, but the Company shall apportion such aggregate Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  At the Holder’s request, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof.  The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

d)           Number of Warrant Shares.  Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be adjusted proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the increased number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

e)           Calculations.  All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable, provided that the Company shall not be required to issue any fractional shares pursuant to this Warrant.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.  No adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least $0.01 in such price; provided, however, that any adjustment which by reason of this paragraph is not required to be made shall be carried forward and taken into account in any subsequent adjustments under this Section 9. No adjustment need be made for a change in the par value or no par value of the Company’s Common Stock.

f)           Notice of Adjustments.  Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based.  Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Transfer Agent.

g)           Notice of Corporate Events.  If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to holders of the Company’s Common Stock to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least ten calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

10.         Payment of Exercise Price.  The Holder shall pay the Exercise Price in immediately available funds.

11.         Limitation on Exercise.

a)           Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon any exercise of this Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Holder and its Affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act, does not exceed 9.999% (the “Maximum Percentage”) of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise).  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  Each delivery of an Exercise Notice hereunder will constitute a representation by the Holder that it has evaluated the limitation set forth in this paragraph and determined that issuance of the full number of Warrant Shares requested in such Exercise Notice is permitted under this paragraph.  The Company’s obligation to issue shares of Common Stock in excess of the limitation referred to in this Section shall be suspended (and shall not terminate or expire notwithstanding any contrary provisions hereof) until such time, if any, as such shares of Common Stock may be issued in compliance with such limitation, but in no event later than the Expiration Date.  By written notice to the Company, the Holder may waive the provisions of this Section or increase or decrease the Maximum Percentage to any other percentage specified in such notice, but (i) any such waiver or increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such waiver or increase or decrease will apply only to the Holder and not to any other holder of Warrants.

12.         Fractional Shares.  The Company shall not be required to issue or cause to be issued fractional Warrant Shares on the exercise of this Warrant.  If any fraction of a Warrant Share would, except for the provisions of this Section, be issuable upon exercise of this Warrant, the number of Warrant Shares to be issued will be rounded down to the nearest whole share.

13.         Notices.  Any and all notices or other communications or deliveries hereunder (including without limitation any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile prior to 4:30 p.m. (Utah time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile on a day that is not a Trading Day or later than 4:30 p.m. (Utah time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.  The address and facsimile number for such notices or communications shall be as follows:

If sent to the Company:

Raser Technologies, Inc.
5152 North Edgewood Drive, Suite 375
Provo, Utah  84604
Attention:   John Perry, Chief Financial Officer
Telephone: 801-765-1200
Facsimile:  801-374-3314

If sent to the Holder:

[Name]
[Address]
[Address]
Telephone: ___________
Facsimile: ___________

14.         Warrant Agent.  The Company shall serve as warrant agent under this Warrant.  Upon 30 days’ notice to the Holder, the Company may appoint a new warrant agent.  Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or stockholder services business shall be a successor warrant agent under this Warrant without any further act.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder’s last address as shown on the Warrant Register.

15.         Warrant Holder Not Deemed a Stockholder.  Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant.  In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a stockholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

16.         Dispute Resolution.  In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder.  If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within five (5) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within one (1) Business Day submit via facsimile (a) the disputed determination of the Exercise Price to an independent, reputable investment bank selected by the Company and approved by the Holder, which approval shall not be unreasonably withheld, conditioned or delayed, or (b) the disputed arithmetic calculation of the Warrant Shares to the Company’s independent, outside accountant.  The Company shall use its commercially reasonable efforts to cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations.  Such investment bank’s or accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

17.         Miscellaneous.

a)           This Warrant may be assigned by the Holder.  This Warrant may not be assigned by the Company except to a successor in the event of a Fundamental Transaction.  This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.  This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.

b)           The Company will not, by amendment of its governing documents or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.  Without limiting the generality of the foregoing, the Company (i) will not increase the par value of any Warrant Shares above the amount payable therefor on such exercise, (ii) will take all such action as may be reasonably necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares on the exercise of this Warrant, and (iii) will not close its stockholder books or records in any manner which interferes with the timely exercise of this Warrant.

c)           Governing Law; Venue; Waiver Of Jury Trial.  all questions concerning the construction, validity, enforcement and interpretation of this warrant shall be governed by and construed and enforced in accordance with the laws of the state of Utah, without giving effect to any choice of law or conflict of law provision or rule (whether of the state of Utah or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the state of Utah.  each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Salt Lake County, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the transaction documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper.  each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  the company hereby waives all rights to a trial by jury.

d)           The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

e)           In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

RASER TECHNOLOGIES, INC.

By:
Name:
Title:

EXERCISE NOTICE

(To be executed by the Holder to exercise the right to purchase shares of Common Stock under the foregoing Warrant)

To Raser Technologies, Inc.:

The undersigned is the Holder of Warrant No. _______ (the “Warrant”) issued by Raser Technologies Inc., a Delaware corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Warrant.

1.	The Warrant is currently exercisable to purchase a total of ______________ Warrant Shares.

2.	The undersigned Holder hereby exercises its right to purchase _________________ Warrant Shares pursuant to the Warrant.

3.	The Holder shall pay the sum of $____________ to the Company in accordance with the terms of the Warrant.

4.	Pursuant to this exercise, the Company shall deliver to the Holder _______________ Warrant Shares in accordance with the terms of the Warrant.

5.	Following this exercise, the Warrant shall be exercisable to purchase a total of ______________ Warrant Shares.

Dated: , ____	Name of Holder:

(Print)

By:
Name:
Title:

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

ACKNOWLEDGED AND AGREED TO
this ___ day of ___________, 200_

RASER TECHNOLOGIES, INC.

By:
Name:
Title:

ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the within Warrant to purchase  ____________ shares of Common Stock of Raser Technologies, Inc. to which the within Warrant relates and appoints ________________ attorney to transfer said right on the books of Raser Technologies, Inc. with full power of substitution in the premises.

Dated: , ____

(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

Address of Transferee

In the presence of:

PROSPECTUS

$150,000,000

RASER TECHNOLOGIES, INC.

COMMON STOCK, PREFERRED STOCK, WARRANTS, SENIOR DEBT SECURITIES AND
SUBORDINATED DEBT SECURITIES

We may offer common stock, preferred stock, warrants, senior debt securities and subordinated debt securities consisting of a combination of any of these securities at an aggregate initial offering price not to exceed $150,000,000. The debt securities that we may offer may consist of senior debt securities or subordinated debt securities, in each case consisting of notes or other evidence of indebtedness in one or more series. The warrants that we may offer will consist of warrants to purchase any of the other securities that may be sold under this prospectus. The securities offered under this prospectus may be offered separately, together, or in separate series, and in amounts, at prices and on terms to be determined at the time of sale. A prospectus supplement that will set forth the terms of the offering of any securities will accompany this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “RZ.” On June 9, 2009, the closing price of our common stock was $3.82 per share.  As of the date of this prospectus, none of the other securities that we may offer by this prospectus are listed on any national securities exchange or automated quotation system.

INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN MATTERS THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to consummate the sale of any securities unless accompanied by a prospectus supplement relating to the securities offered.

THE DATE OF THIS PROSPECTUS IS JUNE 12, 2009.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, including the information incorporated by reference herein as described under “Information Incorporated by Reference.” We have not authorized anyone to provide you with information different from that contained in or incorporated by reference into this prospectus and the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement may be used only for the purposes for which they have been published, and no person has been authorized to give any information not contained in or incorporated by reference into this prospectus and the accompanying prospectus supplement. If you receive any other information, you should not rely on it. The information contained in this prospectus and the accompanying prospectus supplement is accurate only as of the dates on the cover pages of this prospectus or the accompanying prospectus supplement, as applicable, the information incorporated by reference into this prospectus or the accompanying prospectus supplement is accurate only as of the date of the document incorporated by reference. Any statement made in this prospectus, the accompanying prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, the accompanying prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will be deemed to constitute a part of this prospectus only to the extent so modified or superseded. See “Information Incorporated by Reference.” We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, which we refer to as the SEC, utilizing a “shelf” registration, or continuous offering, process. Under this shelf registration process, we may issue and sell any combination of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $150,000,000.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering, including a description of any risks relating to the offering, if those terms and risks are not described in this prospectus. A prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the applicable prospectus supplement, you should rely on the information in the prospectus supplement.  The registration statement we filed with the SEC includes exhibits that provide more details of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and the accompanying prospectus supplement together with additional information described under the headings “Available Information” and “Information Incorporated by Reference” before investing in any of the securities offered.

We may sell securities to or through underwriters or dealers, and also may sell securities directly to other purchasers or through agents. To the extent not described in this prospectus, the names of any underwriters, dealers or agents employed by us in the sale of the securities covered by this prospectus, the principal amounts or number of shares or other securities, if any, to be purchased by such underwriters or dealers and the compensation, if any, of such underwriters, dealers or agents will be set forth in an accompanying prospectus supplement.

The information in this prospectus is accurate as of the date on the front cover. Information incorporated by reference into this prospectus is accurate as of the date of the document from which the information is incorporated. You should not assume that the information contained in this prospectus is accurate as of any other date.

Unless the context otherwise requires, all references in this prospectus to “Raser,” “us,” “our,” “we,” the “Company” or other similar terms are to Raser Technologies, Inc.

AVAILABLE INFORMATION

We are a public company and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov.   In addition, because our stock is listed for trading on the New York Stock Exchange, you can read and copy reports and other information concerning us at the offices of the New York Stock Exchange located at 11 Wall Street, New York, New York 10005.

We filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus is only part of the registration statement and omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. You may:

•	inspect a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s Public Reference Room;

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC; or

•	obtain a copy from the SEC website.

Our mailing address is 5152 North Edgewood Drive, Suite 375, Provo, Utah 84604 and our Internet address is www.rasertech.com. Our telephone number is (801) 765-1200. General information, financial news releases and filings with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports are available free of charge on the SEC’s website at www.sec.gov. We are not including the information contained on our website as part of, or incorporating it by reference into, this prospectus.

FORWARD-LOOKING STATEMENTS

Statements included or incorporated by reference in this prospectus include both historical and “forward-looking” statements within the meaning of the federal securities laws. These forward-looking statements are based on current expectations and projections about future results and include the discussion of our business strategies, plans, goals, objectives and expectations concerning future operations, margins, profitability, liquidity and capital resources. In addition, in certain portions of this prospectus, the documents incorporated by reference and in any prospectus supplement, the words “anticipate,” “believe,” “estimate,” “may,” “will,” “expect,” “plan” and “intend” and similar expressions, or the negative of such terms or other comparable terminology, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These statements are based upon the beliefs and assumptions of, and on information available to, our management. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to those set forth below under “Risk Factors.” Unless required by law, we do not assume any obligation to update forward-looking statements based on unanticipated events or changed expectations. However, you should carefully review the reports and documents we file from time to time with the SEC, particularly our annual reports on Form 10-K, quarterly reports on Form 10-Q and any current reports on Form 8-K.

THE COMPANY

We are an environmental energy technology company focused on geothermal power development and technology licensing. We operate two business segments: Power Systems and Transportation & Industrial. Our Power Systems segment develops clean, renewable geothermal electric power plants and bottom-cycling operations. Our Transportation & Industrial segment focuses on using our Symetron™ family of technologies to improve the efficiency of electric motors, generators and power electronic drives used in electric and hybrid electric vehicle propulsion systems. Through these two business segments, we are employing a “Well to Wheels” strategy in an effort to produce a positive impact on the environment and economically beneficial results for our stockholders. By executing our “Well to Wheels” strategy, we aim to become both a producer of clean, geothermal electric power as well as a provider of electric and hybrid-electric vehicle technologies and products.

We are incorporated in Delaware. We are the successor to Raser Technologies, Inc., a Utah corporation, which was formerly known as Wasatch Web Advisors, Inc. Wasatch Web Advisors acquired 100% of our predecessor corporation in a reverse acquisition transaction in October of 2003. Prior to that transaction, our predecessor corporation was a privately-held company.

We have initiated the development of eight geothermal projects in our Power Systems segment to date, and we are currently in the development stage of drilling wells and constructing geothermal power plants to further develop viable geothermal resources. We have accumulated a large portfolio of geothermal interests in four western continental states and a geothermal concession in Indonesia. These geothermal interests are important to our ability to develop geothermal power plants. We continue to accumulate additional interests in geothermal resources for potential future projects. We have incurred substantial losses since inception and we are not operating at cash breakeven. Our continuation as a going concern is dependent on efforts to raise additional capital, increase revenues, reduce expenses, and ultimately achieve profitable operations, any of which may be challenging given the deepening economic recession. If substantial losses continue, or if we are unable to raise sufficient additional capital on reasonable terms, liquidity concerns may require us to curtail or cease operations, liquidate or sell assets or pursue other actions that could adversely affect future operations.

RISK FACTORS

An investment in our securities involves certain risks. You should carefully consider all of the information set forth in this prospectus and described under the heading “Risk Factors” contained in the applicable prospectus supplement and any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus. In particular, you should evaluate the following risk factors before making an investment in our securities. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

We will need to secure additional financing and if we are unable to secure adequate funds on terms acceptable to us, we will be unable to support our business requirements, build our business or continue as a going concern.

At March 31, 2009, we had approximately $0.2 million in cash and cash equivalents, which is not sufficient to satisfy our anticipated cash requirements for normal operations and capital expenditures for the foreseeable future. Our operating activities used approximately $22.9 million of cash for the year ended December 31, 2008 and approximately $8.1 million of cash during the quarter ended March 31, 2009. We have incurred substantial losses since inception and we are not operating at cash breakeven. Obligations that may exert further pressure on our liquidity situation include the obligation to repay amounts borrowed under our Line of Credit, which are due in November 2009.

Our continuation as a going concern is dependent on efforts to secure additional funding, increase revenues, reduce expenses, and ultimately achieve profitable operations. The current economic environment will make it challenging for us to access the funds that we need, on terms acceptable to us, to successfully pursue our development plans and operations. The cost of raising capital in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. If we are unable to raise sufficient, additional capital on reasonable terms, we may be unable to satisfy our existing obligations, or to execute our plans. In such case, we would be required to curtail or cease operations, liquidate or sell assets, modify our current plans for plant construction, well field development or other development activities, or pursue other actions that would adversely affect future operations. Further, reduction of expenditures could have a negative impact on our business. A reduction of expenditures would make it more difficult for us to execute our plans to develop geothermal power plants in accordance with our expectations. It would also make it more difficult for us to conduct adequate research and development and other activities necessary to commercialize our Symetron TM technologies.

From time to time, we have raised additional capital through the sale of equity and equity-related securities. Most recently, we entered into the Line of Credit in January 2009. However, the lenders party to the Line of Credit have no obligation to make advances to us. Further, the Line of Credit was established primarily for general corporate purposes and the maximum amount available under the Line of Credit is not sufficient to satisfy a meaningful portion of our financing needs for the next year. In addition, under our agreement with Pratt & Whitney Power Systems, Inc., a subsidiary of United Technologies, Inc. (“PWPS”), PWPS is required to refund to us $7,355,250 of deposits (the “Deposit Refund”), subject to the satisfaction of certain conditions. However, since the purpose of the Deposit Refund is to help facilitate payment for certain work necessary for the completion of the Thermo No. 1 geothermal power plant, including the payment of certain existing accounts payable, PWPS is only required to distribute portions of the Deposit Refund if we (1) provide reasonable documentation to PWPS evidencing the work performed at the Thermo No. 1 project site by a third party vendor; (2) provide reasonable documentation to PWPS evidencing the payment of such third party vendor; and (3) represent that the amount of the Deposit Refund to be paid is related solely to the Thermo No. 1 project site and is necessary to keep the project moving forward. The Deposit Refund may be released to Raser in installments at times and in the amounts determined at the sole reasonable discretion of PWPS.

In order to execute our business strategy and continue our business operations, we will need to secure additional funding from other sources through the issuance of debt, preferred stock, equity or a combination of these instruments. We may also seek to obtain financing through a joint venture, the sale of one or more of our projects or interests therein, entry into pre-paid power purchase agreements with utilities or municipalities, a merger and/or other transaction, a consequence of which could include the sale or issuance of stock to third parties. We cannot be certain that funding that we seek from any of these sources will be available on reasonable terms or at all.

Our Commitment Letter with Merrill Lynch (the “Commitment Letter”) sets forth certain general terms relating to the structure and financing of up to 155 MW of geothermal power plants we intend to develop. Pursuant to the Commitment Letter, we have obtained project financing for our Thermo No. 1 project. Pursuant to the Commitment Letter we have also received financing commitments for two other projects: one in Nevada and one in New Mexico. The financing commitments for the New Mexico and Nevada projects expired on December 1, 2008 and June 30, 2008, respectively. We and Merrill Lynch have agreed to work towards formally extending the expiration date of the Lightning Dock commitment in the future. Since the Truckee commitment was negotiated, we have initiated the development of several other projects, and a number of these projects are expected to be developed more rapidly than the Truckee project. Therefore, in the fourth quarter of 2008, we determined to postpone our discussions with Merrill Lynch regarding an extension of the Truckee commitment. We intend to continue our development efforts at the Truckee project and seek a new financing commitment from Merrill Lynch once those development efforts progress to the point when financing is needed for construction of a plant and related development activities. If Merrill Lynch elects to provide or arrange a financing commitment with respect to any additional projects, such financing commitment will be subject to satisfactory due diligence, the execution of a separate commitment letter relating to such project and certain other conditions. Even if we are able to obtain funding for the development of additional projects pursuant to the Commitment Letter, we will need additional financing to cover general operating expenses and certain development expenses that are not covered by the Commitment Letter.

If we raise additional capital through the issuance of equity or securities convertible into equity, our stockholders may experience dilution. Any new securities we issue may have rights, preferences or privileges senior to those of the holders of our common stock, such as dividend rights or anti-dilution protections. We have previously issued warrants to purchase our common stock in connection with certain transactions. Some of these warrants continue to be outstanding and contain anti-dilution provisions. Pursuant to these anti-dilution provisions, the exercise price of the applicable warrants will be adjusted if we issue equity securities or securities convertible into equity securities at a price lower than the exercise price of the applicable warrants.

We may also seek to secure additional financing by incurring indebtedness. However, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity on terms that are similar to existing debt, and reduced, or in some cases ceased, to provide funding to borrowers. In addition, any indebtedness we incur could constrict our liquidity, result in substantial cash outflows, and adversely affect our financial health and ability to obtain financing in the future. Any such debt would likely contain restrictive covenants that may impair our ability to obtain future additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes, and a substantial portion of cash flows, if any, from our operations may be dedicated to interest payments and debt repayment, thereby reducing the funds available to us for other purposes. Any failure by us to satisfy our obligations with respect to these potential debt obligations would likely constitute a default under such credit facilities.

We have limited operating experience and revenue, and we are not currently profitable. We expect to continue to incur net losses for the foreseeable future, and we may never achieve or maintain profitability.

We have a limited operating history and, from our inception, we have earned limited revenue from operations. We have incurred significant net losses in each year of our operations, including a net loss applicable to common stockholders of approximately $45.5 million and $6.7 million for the year ended December 31, 2008 and the quarter ended March 31, 2009, respectively. As a result of ongoing operating losses, we had an accumulated deficit and deficit after re-entry into development stage of approximately $96.2 million on cumulative revenues from inception of approximately $1.0 million as of March 31, 2009.  In addition, at March 31, 2009, we had negative working capital totaling $58.7 million.

Under our current growth plan, we do not expect that our revenues and cash flows will be sufficient to cover our expenses unless we are able to successfully place a number of power plants in service. As a result, we expect to continue to incur substantial losses until we are able to generate significant revenues. Our ability to generate significant revenues and become profitable will depend on many factors, including our ability to:

•	secure adequate capital;

•	identify and secure productive geothermal sites;

•	verify that the properties in which we have acquired an interest contain geothermal resources that are sufficient to generate electricity;

•	acquire electrical transmission and interconnection rights for geothermal plants we intend to develop;

•	enter into power purchase agreements for the sale of electrical power from the geothermal power plants we intend to develop at prices that support our operating and financing costs;

•
enter into additional tax equity partner agreements with potential financing partners that will provide for the allocation of tax benefits to them and for the contribution of capital by them to our projects or to successfully utilize new incentive provisions being implemented by the United States government;

•	finance and complete the development of multiple geothermal power plants;

•	manage construction, drilling and operating costs associated with our geothermal power projects;

•	successfully license commercial applications of our motor, generator and drive technologies;

•	enforce and protect our intellectual property while avoiding infringement claims;

•	comply with applicable governmental regulations; and

•	attract and retain qualified personnel.

Our independent registered public accounting firm’s report on our 2008 financial statements questions our ability to continue as a going concern.

Our independent registered public accounting firm’s report on our financial statements as of December 31, 2008 and 2007 and for the three year period ended December 31, 2008 expresses doubt about our ability to continue as a going concern. Their report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern due to the lack of sufficient capital, as of the date their report was issued, to support our business plan through the end of 2009.

If we are unable to secure adequate funds on terms acceptable to us, we will be unable to support our business requirements, build our business or continue as a going concern. Accordingly, we can offer no assurance that the actions we plan to take to address these conditions will be successful. Inclusion of a “going concern qualification” in the report of our independent accountants or any future report may have a negative impact on our ability to obtain financing and may adversely impact our stock price.

The current worldwide political and economic conditions, specifically disruptions in the capital and credit markets, may materially and adversely affect our business, operations and financial condition.

Recently, general worldwide economic conditions have experienced a downturn due to the credit conditions resulting from the subprime-mortgage turmoil and other factors, slower economic activity, concerns about inflation and deflation, decreased consumer confidence, reduced corporate profits and capital spending, recent international conflicts, recent terrorist and military activity, and the impact of natural disasters and public health emergencies. If the current market conditions continue or worsen, our business, operations and financial condition will likely be materially and adversely affected.

The United States credit and capital markets have become increasingly volatile as a result of adverse conditions that have caused the failure and near failure of a number of large financial services companies. If the capital and credit markets continue to experience volatility and the availability of funds remains limited, our ability to obtain needed financing on favorable terms could be severely limited or even non-existent. In the current environment, lenders may seek more restrictive lending provisions and higher interest rates that may reduce our ability to obtain financing and increase our costs. Also, lenders may simply be unwilling or unable to provide financing. Although we intend to seek additional funding for our projects in accordance with our Commitment Letter with Merrill Lynch, we cannot predict whether Merrill Lynch’s ability or willingness to provide financing to us will be adversely affected if current market conditions continue or worsen.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives or failures of significant financial institutions could adversely affect our access to capital needed for our operations and development plans. If we are unable to obtain adequate financing, we could be forced to reduce, delay or cancel planned capital expenditures, sell assets or seek additional equity capital, or pursue other actions that could adversely affect future operations. Failure to obtain sufficient financing or a reduction of expenditures may cause delays and make it more difficult to execute our plans to develop geothermal power plants in accordance with our expectations. It would also make it more difficult to conduct adequate research and development and other activities necessary to commercialize our Symetron TM technologies.

The market price for our common stock has experienced significant price and volume volatility and is likely to continue to experience significant volatility in the future. Such volatility may cause investors to experience dramatic declines in our stock price from time to time, may impair our ability to secure additional financing and may otherwise harm our business.

The closing price of our common stock fluctuated from a low of $2.47 per share to a high of $11.70 per share during from June 1, 2008 to June 9, 2009. Our stock price is likely to experience significant volatility in the future as a result of numerous factors outside of our control, including the level of short sale transactions. As a result, the market price of our stock may not reflect our intrinsic value. In addition, following periods of volatility in our stock price, there may be increased risk that securities litigation, governmental investigations or enforcement proceedings may be instituted against us. Any such litigation, and investigation or other procedures, regardless of merits, could materially harm our business and cause our stock price to decline due to potential diversion of management attention and harm to our business reputation.

In addition, if the market price for our common stock remains below $5.00 per share, our common stock may be deemed to be a penny stock, and therefore subject to rules that impose additional sales practices on broker-dealers who sell our securities. For example, broker-dealers must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Also, a disclosure schedule must be delivered to each purchaser of a penny stock, disclosing sales commissions and current quotations for the securities. Monthly statements are also required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Because of these additional conditions, some brokers may choose to not effect transactions in penny stocks. This could have an adverse effect on the liquidity of our common stock.

The volatility in our stock price could impair our ability to raise additional capital. Further, to the extent we do raise additional funds through equity financing, we may need to issue such equity at a substantial discount to the market price for our stock. This, in turn, could contribute to the volatility in our stock price.

The geothermal power production development activities of our Power Systems segment may not be successful.

We are devoting a substantial amount of our available resources to the power production development activities of our Power Systems segment. To date, we have placed one geothermal power plant in service, and we continue our efforts to ramp up production of that plant. However, our ability to successfully complete that plant and develop additional projects is uncertain. Our success in developing a particular geothermal project is contingent upon, among other things, locating and developing a viable geothermal site, negotiation of satisfactory engineering, procurement and construction agreements, negotiation of satisfactory power purchase agreements, receipt of required governmental permits, obtaining interconnection rights, obtaining transmission service rights, obtaining adequate financing, and the timely implementation and satisfactory completion of construction. We may be unsuccessful in accomplishing any of these necessary requirements or doing so on a timely basis. Generally, we must also incur significant expenses for preliminary engineering, permitting, legal fees and other expenses before we can even determine whether a project is feasible. Project financing is not typically available for these preliminary activities.

Financing needed to develop geothermal power projects may be unavailable.

A substantial capital investment will be necessary to develop each geothermal power project our Power Systems segment seeks to develop. Our continued access to capital through project financing or other arrangements is necessary for us to complete the geothermal power projects we plan to develop. Our attempts to secure the necessary capital on acceptable terms may not be successful.

Market conditions and other factors may not permit us to obtain financing for geothermal projects on terms favorable to us or at all. Our ability to arrange for financing on a substantially non-recourse or limited recourse basis, and the costs of such financing, are dependent on numerous factors, including general economic and capital market conditions, credit availability from banks, investor confidence, the success of current projects, the credit quality of the projects being financed, the political situation in the state in which the project is located and the continued existence of tax and securities laws which are conducive to raising capital. If we are not able to obtain financing for our projects on a substantially non-recourse or limited recourse basis, or if we are unable to secure capital through partnership or other arrangements, we may have to finance the projects using recourse capital such as direct equity investments, which would have a dilutive effect on our common stock. Also, in the absence of favorable financing or other capital options, we may decide not to pursue certain projects. Any of these alternatives could have a material adverse effect on our growth prospects and financial condition.

Other than certain excluded financings, the Commitment Letter gives Merrill Lynch the exclusive right to provide or arrange financing for up to 100 MW of substantially similar geothermal power plants we intend to develop and also has a right of first refusal with respect to the financing of an additional 55 MW of substantially similar geothermal power plants we intend to develop. Pursuant to the Commitment Letter, we have obtained project financing for our Thermo No. 1 project. Any determination on the part of Merrill Lynch to provide financing commitments is subject to the satisfaction of additional due diligence and other conditions, and the funding obligations pursuant to any existing financing commitment, are subject to the satisfaction of certain conditions precedent and various other factors, including but not limited to, satisfactory completion of due diligence, the absence of any material adverse change in our business, liabilities, operations, condition (financial or otherwise) or prospects, the execution of acceptable definitive documentation, receipt of customary legal opinions acceptable to Merrill Lynch, satisfactory market conditions and necessary approvals. Accordingly, there can be no assurance that Merrill Lynch will ultimately fund the financing commitments or provide us with additional financing commitments at any time either pursuant to the Commitment Letter or otherwise. Further, Merrill Lynch’s rights under the Commitment Letter, including its right to generally match alternative financing proposals, may make it difficult or impossible for us to obtain financing proposals from other sources.

The parent of Merrill Lynch was recently acquired by Bank of America Corporation. While we do not expect this transaction to adversely affect our relationship with Merrill Lynch or our ability to obtain project financing under the Commitment Letter, we are not in a position to predict what impact, if any, this transaction might have on Merrill Lynch’s organizational structure, personnel, efficiency or existing or future commitments. Therefore, we cannot be certain that the acquisition will not adversely affect the timing or availability of the project financing arrangements contemplated by the Commitment Letter. Moreover, the United States financial markets are currently experiencing a broad-based credit crisis, which could also have an adverse effect on the timing or availability of project financing.

In addition, the tax benefits originating from geothermal power projects are anticipated to provide a significant portion of the funding of the geothermal projects. This tax equity has traditionally been driven by the tax liability of the major financial industry companies. Many of these companies are currently experiencing significantly reduced income or incurring substantial losses. As a result, they are seeking fewer tax-advantaged investments and this may reduce the amount of readily available tax credit equity available for our geothermal projects.

The United States Congress recently passed the American Recovery and Reinvestment Act of 2009 (the “Recovery Act”) that was subsequently signed into law by President Obama. The Recovery Act provides certain economic incentives, such as clean energy grants, that are designed to provide developers of geothermal and other clean energy projects with cash to help fund the projects. These incentives are designed, in part, to address some of the current problems in the tax equity markets and provide an alternative funding mechanism. Because this legislation is new, many of the details regarding the availability of grants or other incentives are unknown. Therefore, we cannot predict whether the Recovery Act will have a positive effect on our ability to obtain financing for our projects.

In order to finance the development of our geothermal power projects, we may transfer a portion of our equity interest in the individual projects to a third party and enter into long-term fixed price power purchase agreements. Under generally accepted accounting principles, this may result in the deconsolidation of these subsidiaries, and the reflection of only our net ownership interests in our financial statements.

Each of the geothermal power projects our Power Systems segment develops will likely be owned by a separate subsidiary. The geothermal power projects developed by these subsidiaries will likely be separately financed. To obtain the financing necessary to develop the geothermal power projects, we may transfer a portion of our equity interest in the individual subsidiaries to a third party and enter into long-term fixed price power purchase agreements. Depending upon the nature of these arrangements and the application of generally accepted accounting principles, primarily Statement of Financial Accounting Standards Board Interpretation Number 46R “Consolidation of Variable Interest Entities (Revised December 2003) – an interpretation of ARB No. 51,” we may be required to deconsolidate one or more or all of these subsidiaries, which would result in our share of the net profits or loss generated by the deconsolidated entities being presented as a net amount in our financial statements. As a result, our financial statements would not reflect the gross revenues and expenses of the deconsolidated entities. However, we do not expect the effect of such deconsolidation, if required, to have an impact on our stockholders’ equity (deficit), net income/loss or income/loss per share.

The financial performance of our Power Systems segment is subject to changes in the legal and regulatory environment.

Our geothermal power projects will be subject to extensive regulation. Changes in applicable laws or regulations, or interpretations of those laws and regulations, could result in increased compliance costs and require additional capital expenditures. Future changes could also reduce or eliminate certain benefits that are currently available.

Federal and state energy regulation is subject to frequent challenges, modifications, the imposition of additional regulatory requirements, and restructuring proposals. We may not be able to obtain or maintain all regulatory approvals or modifications to existing regulatory approvals that may be required in the future. In addition, the cost of operation and maintenance and the financial performance of geothermal power plants may be adversely affected by changes in certain laws and regulations, including tax laws.

In order to promote the production of renewable energy, including geothermal energy, the federal government has created incentives within the United States Internal Revenue Code. These tax incentives are instrumental to our ability to finance and develop geothermal power plants by providing increased economic benefits. If the available tax incentives were reduced or eliminated, the economics of the projects would be reduced and there could be reductions in our overall profitability or the amount of funding available from tax equity partners. Some projects may not be viable without these tax incentives.

Available federal tax incentives include intangible drilling costs, accelerated depreciation, depletion allowances and the investment tax credit (“ITC”), all of which currently are permanent features of the Internal Revenue Code. In addition, the Recovery Act recently extended the availability of the production tax credit (“PTC”) for geothermal projects placed in service before 2014 and created a new grant program for certain projects that are placed in service in, or for which construction begins in, 2009 or 2010.

The ITC is claimed in the year in which the qualified project is placed in service, and the amount of the credit is a specified percentage (10% or 30%) of the eligible costs of the facility. The ITC is subject to recapture if the property eligible for the credit is sold or otherwise disposed of within five years after being placed in service. In lieu of claiming the ITC, a project owner generally can claim the PTC during the first ten years after the project is placed in service. The amount of the PTC is $21.00 (as adjusted for inflation) per megawatt hour of electricity produced from the facility and sold to unrelated parties. As extended by the Recovery Act, the PTC applies to qualifying facilities that are placed in service before 2014. Also pursuant to the Recovery Act, an owner may elect to receive a grant from the United States Treasury Department in lieu of claiming either the ITC or the PTC. The amount of the grant is 30% of the cost of qualifying geothermal property placed in service in 2009 or 2010, or placed in service before 2014 if construction begins in 2009 or 2010. Grants are to be paid 60 days after the later of the date of the application for the grant or the date the project is placed in service.

Owners of projects also are permitted to depreciate for tax purposes most of the cost of the power plant on an accelerated basis. Generally, that depreciation occurs over a five year period. Under the Recovery Act, property placed in service during 2009 generally is entitled to additional “bonus” depreciation in which 50% of the adjusted basis of the property is deducted in 2009 and the remaining 50% of the adjusted basis of the property is depreciated over the five-year accelerated tax depreciation schedule.

All of these programs are subject to review and change by Congress from time to time. In addition, several of the programs are currently scheduled to expire, and continuation of those incentives will require affirmative Congressional action. Moreover, there are ambiguities as to how some of the provisions of the Recovery Act will operate, including the grant program for which there is not yet administrative guidance.

Many of the tax incentives associated with geothermal power projects generally are beneficial only if the owners of the project have sufficient taxable income to utilize the deductions and credits. Due to the nature and timing of these tax incentives, it is likely that the tax incentives available in connection with our geothermal power plants will exceed our ability to efficiently utilize these tax benefits for at least several years of operations. Therefore, an important part of our strategy involves partnering with investors that are able to utilize the tax credits and other tax incentives to offset taxable income associated with their operations unrelated to our geothermal power plants. For example, a corporation in a different industry may be willing to finance the development of a geothermal power plant in consideration for receiving the benefit of the tax incentives, which it could then use to reduce the tax liability associated with its regular operations.

Tax reform has the potential to have a material effect on our business, financial condition, future results and cash flow. Tax reform could reduce or eliminate the value of the tax subsidies currently available to geothermal projects. Any restrictions or tightening of the rules for lease or partnership transactions, whether or not part of major tax reform, could also materially affect our business, financial condition, future results and cash flow. In addition, changes to the Internal Revenue Code could significantly increase the regulatory-related compliance and other expenses incurred by geothermal projects which, in turn, could materially and adversely affect our business, financial condition, future results and cash flow. Any such changes could also make it more difficult for us to obtain financing for future projects.

A significant part of our business strategy is to utilize the tax and other incentives available to developers of geothermal power generating plants to attract strategic alliance partners with the capital sufficient to complete these projects. Many of the incentives available for these projects are new and highly complex. There can be no assurance that we will be successful in structuring agreements that are attractive to potential strategic alliance partners. If we are unable to do so, we may be unable to complete the development of our geothermal power projects and our business could be harmed.

The exploration, development, and operation of geothermal energy resources by our Power Systems segment is subject to geological risks and uncertainties, which may result in decreased performance, increased costs, or abandonment of our projects.

Our Power Systems segment is involved in the exploration, development and operation of geothermal energy resources. These activities are subject to uncertainties, which vary among different geothermal resources. These uncertainties include dry holes, flow-constrained wells, uncontrolled releases of pressure and temperature decline, and other factors, all of which can increase our operating costs and capital expenditures or reduce the efficiency of our power plants. In addition, the high temperature and high pressure in geothermal energy resources requires special resource management and monitoring. Because geothermal resources are complex geological structures, we can only estimate their geographic area. The viability of geothermal projects depends on different factors directly related to the geothermal resource, such as the heat content (the relevant composition of temperature and pressure) of the geothermal resource, the useful life (commercially exploitable life) of the resource and operational factors relating to the extraction of geothermal fluids. Although we believe our geothermal resources will be fully renewable if managed appropriately, the geothermal resources we intend to exploit may not be sufficient for sustained generation of the anticipated electrical power capacity over time. Further, any of our geothermal resources may suffer an unexpected decline in capacity. In addition, we may fail to find commercially viable geothermal resources in the expected quantities and temperatures, which would adversely affect our development of geothermal power projects.

The operation of geothermal power plants depends on the continued availability of adequate geothermal resources. Although we believe our geothermal resources will be fully renewable if managed properly, we cannot be certain that any geothermal resource will remain adequate for the life of a geothermal power plant. If the geothermal resources available to a power plant we develop become inadequate, we may be unable to perform under the power purchase agreement for the affected power plant, which in turn could reduce our revenues and materially and adversely affect our business, financial condition, future results and cash flow. If we suffer degradation in our geothermal resources, our insurance coverage may not be adequate to cover losses sustained as a result thereof.

Our Power Systems segment operations may be materially adversely affected if we fail to properly manage and maintain our geothermal resources.

Our geothermal power plants use geothermal resources to generate electricity. When we develop a geothermal power plant, we conduct hydrologic and geologic studies. Based on these studies, we consider all of the geothermal resources used in our power plants to be fully renewable.

Unless additional hydrologic and geologic studies confirm otherwise, there are a number of events that could have a material adverse effect on our ability to generate electricity from a geothermal resource and/or shorten the operational duration of a geothermal resource, which could cause the applicable geothermal resource to become a non-renewable wasting asset. These events include:

•	Any increase in power generation above the amount our hydrological and geological studies indicate that the applicable geothermal resource will support;

•	Failure to recycle all of the geothermal fluids used in connection with the applicable geothermal resource; and

•	Failure to properly maintain the hydrological balance of the applicable geothermal resource.

While we intend to properly manage and maintain our geothermal resources in order to ensure that they are fully renewable, our ability to do so could be subject to unforeseen risks and uncertainties beyond our control.

Our Power Systems segment may be materially adversely affected if we are unable to successfully utilize certain heat transfer technologies in our geothermal power projects.

Our Power Systems segment intends to utilize certain heat transfer technologies in its geothermal power projects. One of the providers of these heat transfer technologies is PWPS.  PWPS’s heat transfer technologies are designed to enable the generation of power from geothermal resources that are lower in temperature than those resources used in traditional flash steam geothermal projects.

PWPS’s heat transfer technologies have a limited operating history and have only been deployed in a limited number of geothermal power projects.  Although we are using these technologies in our geothermal project near Beaver, Utah, which we refer to as the Thermo No. 1 plant, that power plant has only been operating for a short time. As a result, we cannot be certain that PWPS’s heat transfer technologies or other vendors’ heat transfer technologies can be successfully implemented.  If we are not able to successfully utilize heat transfer technologies in our geothermal power projects and we are unable to utilize appropriate substitute technologies, we may be unable to develop our projects and our business, prospects, financial condition and results of operations could be harmed.

The costs of compliance with environmental laws and of obtaining and maintaining environmental permits and governmental approvals required for construction and/or operation of geothermal power plants are substantial, and any non-compliance with such laws or regulations may result in the imposition of liabilities, which could materially and adversely affect our business, financial condition, future results and cash flow.

Our geothermal power projects are required to comply with numerous federal, regional, state and local statutory and regulatory environmental standards. Geothermal projects must also maintain numerous environmental permits and governmental approvals required for construction and/or operation. Environmental permits and governmental approvals typically contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. If we fail to satisfy these conditions or comply with these restrictions, or we fail to comply with any statutory or regulatory environmental standards, we may become subject to a regulatory enforcement action and the operation of the projects could be adversely affected or be subject to fines, penalties or additional costs.

The geothermal power projects developed by our Power Systems segment could expose us to significant liability for violations of hazardous substances laws because of the use or presence of such substances.

The geothermal power projects developed by our Power Systems segment will be subject to numerous federal, regional, state and local statutory and regulatory standards relating to the use, storage and disposal of hazardous substances. We may use industrial lubricants, water treatment chemicals and other substances at our projects that could be classified as hazardous substances. If any hazardous substances are found to have been released into the environment at or near the projects, we could become liable for the investigation and removal of those substances, regardless of their source and time of release. If we fail to comply with these laws, ordinances or regulations or any change thereto, we could be subject to civil or criminal liability, the imposition of liens or fines, and large expenditures to bring the projects into compliance. Furthermore, we can be held liable for the cleanup of releases of hazardous substances at other locations where we arranged for disposal of those substances, even if we did not cause the release at that location. The cost of any remediation activities in connection with a spill or other release of such substances could be significant.

Our Transportation & Industrial segment may be unable to successfully license our intellectual property.

A significant part of our long-term business strategy for our Transportation & Industrial segment is based upon the licensing of our Symetron TM technologies to electric motor, controller, alternator and generator manufacturers, suppliers and system integrators. We expect the sales cycle with respect to the licensing of our technology to be lengthy, and there can be no assurance that we will achieve meaningful licensing revenues in the time frames that we expect.

Our Symetron TM technologies are relatively new and commercially unproven. While we have completed some laboratory testing, our technologies have not yet been durability tested for long-term applications. We can provide no assurance that our technologies will prove suitable for our target business segments. Our potential product applications require significant and lengthy product development efforts. To date, we have not developed any commercially available products. It may be years before our technology is proven viable, if at all. During our product development process, we may experience technological issues that we may be unable to overcome. Superior competitive technologies may be introduced or potential customer needs may change resulting in our technology or products being unsuitable for commercialization. Because of these uncertainties, our efforts to license our technologies may not succeed.

We are currently focusing on commercializing our Symetron TM technologies in the transportation and industrial markets. We cannot predict the rate at which market acceptance of our technologies will develop in these markets, if at all. Additionally, we may focus our product commercialization activities on a particular industry or industries, which may not develop as rapidly as other industries, if at all. The commercialization of our products or the licensing of our intellectual property in an industry or industries that are not developing as rapidly as other industries could harm our business, prospects, financial condition and results of operations.

The demand for our technologies may be dependent on government regulations and policies such as standards for Corporate Average Fuel Economy, or CAFE, Renewable Portfolio Standards, or RPS, the Clean Air Act and Section 45 of the Internal Revenue Code. Changes in these regulations and policies could have a negative impact on the demand for the power we plan to generate and our technologies. Any new government regulations or policies pertaining to our products or technologies may result in significant additional expenses to us and our potential customers and could cause a significant reduction in demand for our technologies and thereby significantly harm our Transportation & Industrial segment.

The recent economic downturn has had a dramatic, adverse effect on the automotive industry and other large industrial manufacturers that would be in a position to use and benefit from our technologies. As a result, we believe our ability to commercialize our Symetron™ technologies will be limited until economic conditions improve. We intend to evaluate the prospects for our Transportation & Industrial segment on an ongoing basis. If we believe there are attractive opportunities, we will devote the resources to pursue those opportunities to the extent we believe appropriate. If, on the other hand, we determine that the risks and uncertainties for this business segment are too great in light of the current economic climate, we may choose to further reduce the resources devoted to these efforts. We may also be required to develop a new long-term business strategy for the Transportation & Industrial segment, discontinue operating this business segment, or explore opportunities to spin off or sell this business segment.

We may not be able to enforce or protect the intellectual property that our Transportation & Industrial segment is seeking to license.

The success of our Transportation & Industrial segment is dependent upon protecting our proprietary technology. We rely primarily on a combination of copyright, patent, trade secret and trademark laws, as well as confidentiality procedures and contractual provisions to protect our proprietary rights. These laws, procedures and provisions provide only limited protection. We have applied for patent protection on most of our key technologies. We cannot be certain that our issued United States patents or our pending United States and international patent applications will result in issued patents or that the claims allowed are or will be sufficiently broad to protect the inventions derived from our technology or prove to be enforceable in actions against alleged infringers. Also, additional patent applications that we may file for our current and future technologies may not be issued. We have received three trademark registrations in the United States and ten trademark registrations internationally. We have also applied for five additional trademark registrations in the United States and one additional trademark registration internationally which may never be granted.

The contractual provisions we rely on to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached and our trade secrets and proprietary information may be disclosed to the public. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our technology or products or to obtain and use information that we regard as proprietary. In particular, we may provide our licensees with access to proprietary information underlying our licensed applications which they may improperly appropriate. Additionally, our competitors may independently design around patents and other proprietary rights we hold.

Policing unauthorized use of our technology may be difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and management attention resulting in significant harm to our business.

If third parties assert that our current or future products infringe their proprietary rights, we could incur costs and damages associated with these claims, whether the claims have merit or not, which could significantly harm our business. Any future claims could harm our relationships with existing or potential customers. In addition, in any potential dispute involving our intellectual property, our existing or potential customers could also become the targets of litigation, which could trigger indemnification obligations under license and service agreements and harm our customer relationships. If we unsuccessfully defend an infringement claim, we may lose our intellectual property rights, which could require us to obtain licenses which may not be available on acceptable terms or at all.

We license patented intellectual property rights from third party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects could be harmed. Our licensors may also seek to terminate our licenses.

We are a party to licenses that give us rights to third-party intellectual property that is necessary or useful to our business. Our success will depend in part on the ability of our licensors to obtain, maintain and enforce our licensed intellectual property. Our licensors may not successfully prosecute the patent applications to which we have licenses. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects.

Our licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license. If successful, this could result in our loss of the right to use the licensed intellectual property, which could adversely affect our ability to commercialize our technologies, products or services, as well as harm our competitive business position and our business prospects.

Our Transportation & Industrial segment could incur significant expenses if products built with our technology contain defects.

If our Transportation & Industrial segment successfully licenses our technology, products built with that technology may result in product liability lawsuits for any defects that they may contain. Detection of any significant defects may result in, among other things, loss of, or delay in, market acceptance and sales of our technology, diversion of development resources, injury to our reputation, or increased service and warranty costs. A material product liability claim could significantly harm our business, result in unexpected expenses and damage our reputation.

We face significant competition in each of our business segments. If we fail to compete effectively, our business will suffer.

Our Power Systems segment faces significant competition from other companies seeking to develop the geothermal opportunities available. Some of our competitors for geothermal projects have substantial capabilities and greater financial and technical resources than we do. As a result, we may be unable to acquire additional geothermal resources or projects on terms acceptable to us.

Our Power Systems segment also competes with producers of energy from other renewable sources. This competition may make it more difficult for us to enter into power purchase agreements for our projects on terms that are acceptable to us.

We believe our Transportation & Industrial segment will face significant competition from existing manufacturers, including motor, controller, alternator, and transportation vehicle companies. We may also face significant competition from our future partners. These partners may have better access to information regarding their own manufacturing processes, which may enable them to develop products that can be more easily incorporated into their products. If our potential partners improve or develop technology that competes directly with our technology, our business will be harmed.

In each of our business segments, we face competition from companies that have access to substantially greater financial, engineering, manufacturing and other resources than we do, which may enable them to react more effectively to new market opportunities. Many of our competitors may also have greater name recognition and market presence than we do, which may allow them to market themselves more effectively to new customers or partners.

We may pursue strategic acquisitions that could have an adverse impact on our business.

Our success depends on our ability to execute our business strategies. Our Power Systems segment is seeking to develop geothermal power plants. Our Transportation & Industrial segment is seeking to license our intellectual property to electric motor and controller manufacturers, suppliers and system integrators. Executing these strategies may involve entering into strategic transactions to acquire complementary businesses or technologies. In executing these strategic transactions, we may expend significant financial and management resources and incur other significant costs and expenses. There is no assurance that the execution of any strategic transactions will result in additional revenues or other strategic benefits for either of our business segments. The failure to enter into strategic transactions, if doing so would enable us to better execute our business strategies, could also harm our business, prospects, financial condition and results of operations.

We may issue company stock as consideration for acquisitions, joint ventures or other strategic transactions, and the use of common stock as purchase consideration could dilute each of our current stockholder’s interest. In addition, we may obtain debt financing in connection with an acquisition. Any such debt financing could involve restrictive covenants relating to capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and pursue business opportunities, including potential acquisitions. In addition, such debt financing may impair our ability to obtain future additional financing for working capital, capital expenditures, acquisitions, general corporate or other purposes, and a substantial portion of cash flows, if any, from our operations may be dedicated to interest payments and debt repayment, thereby reducing the funds available to us for other purposes and could make us more vulnerable to industry downturns and competitive pressures.

If we are unable to effectively and efficiently maintain our controls and procedures to avoid deficiencies, there could be a material adverse effect on our operations or financial results.

As a publicly-traded company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. Our management is required to evaluate the effectiveness of our internal control over financial reporting as of each year end, and we are required to disclose management’s assessment of the effectiveness of our internal control over financial reporting, including any “material weakness” (within the meaning of Public Company Accounting Oversight Board, or PCAOB, Auditing Standard No. 5) in our internal control over financial reporting. On an on-going basis, we are reviewing, documenting and testing our internal control procedures. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required.

No material weaknesses were identified in connection with the audit of our 2008 financial statements. However, weaknesses or deficiencies could be identified in the future. If we fail to adequately address any deficiencies, it could have a material adverse effect on our business, results of operations and financial condition. Ultimately, if not corrected, any deficiencies could prevent us from releasing our financial information and periodic reports in a timely manner, making the required certifications regarding, and complying with our other obligations with respect to our consolidated financial statements and internal controls under the Sarbanes-Oxley Act. Any failure to maintain adequate internal controls over financial reporting and provide accurate financial statements may subject us to litigation and would cause the trading price of our common stock to decrease substantially. Inferior controls and procedures could also subject us to a risk of delisting by the New York Stock Exchange and cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

If we fail to comply with the New York Stock Exchange listing standards and maintain our listing on the New York Stock Exchange, our business could be materially harmed and our stock price could decline.

Our shares of common stock are listed on the New York Stock Exchange. Pursuant to the Sarbanes-Oxley Act of 2002, national securities exchanges, including the New York Stock Exchange, have adopted more stringent listing requirements. We may not be able to maintain our compliance with all of the listing standards of the New York Stock Exchange. Any failure by us to maintain our listing on the New York Stock Exchange could materially harm our business, cause our stock price to decline, and make it more difficult for our stockholders to sell their shares.

We rely on key personnel and the loss of key personnel or the inability to attract, train, and retain key personnel could have a negative effect on our business.

We believe our future success will depend to a significant extent on the continued service of our executive officers and other key personnel. Of particular importance to our continued operations are our executive management and technical staff. We do not have key person life insurance for any of our executive officers, technical staff or other employees. If we lose the services of one or more of our executive officers or key employees, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with us, our business could be harmed. In recent years we have experienced turnover in certain key positions.

Our future success also depends on our ability to attract, train, retain and motivate highly skilled technical and sales personnel. Since we have limited resources to attract qualified personnel, we may not be successful in recruiting, training, and retaining personnel in the future, which would impair our ability to maintain and grow our business.

Our limited cash resources have in the past required us to rely heavily on equity compensation to hire and retain key personnel, and we expect this to continue in the future. This practice may result in significant non-cash compensation expenses and dilution to our stockholders.

The large number of shares eligible for public sale could cause our stock price to decline.

The market price of our common stock could decline as a result of the resale of shares of common stock that were previously restricted under Rule 144. In addition, if our officers, directors or employees sell previously restricted shares for tax, estate planning, portfolio management or other purposes, such sales could be viewed negatively by investors and put downward pressure on our stock price. Approximately 42.7 million shares were free of restrictive legend as of March 31, 2009, up from approximately 40.6 million December 31, 2008. The occurrence of such sales, or the perception that such sales could occur, may cause our stock price to decline.

Our reported financial results may be adversely affected by changes in United States generally accepted accounting principles.

United States generally accepted accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our financial results. For example, prior to January 1, 2007, we were not required to record liabilities relating to uncertainties in our income tax positions until a determination was made by the IRS disallowing the deductions. However, for periods after January 1, 2007 we are required to determine whether it is more-likely-than-not that a tax position is sustainable and measure the tax position to recognize in the financial statements in accordance with recent accounting pronouncements.

Future sales or the potential for future sales of our securities may cause the trading price of our common stock to decline and could impair our ability to raise capital through subsequent equity offerings.

Sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock or other securities to decline and could materially impair our ability to raise capital through the sale of additional securities.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

We have never declared or paid dividends on our capital stock and we do not anticipate paying dividends in the foreseeable future.

Our business requires significant funding, and we currently invest more in product development than we earn from sales of our products. In addition, the agreements governing our debt restrict our ability to pay dividends on our common stock. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently plan to invest all available funds and future earnings in the development and growth of our business. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used for general corporate purposes, which may include working capital, capital expenditures, repayment of debt, development costs, strategic investments and possible acquisitions. We have not allocated any portion of the net proceeds for any particular use at this time. The net proceeds may be invested temporarily until they are used for their stated purpose. Specific information concerning the use of proceeds from the sale of any securities will be included in the prospectus supplement relating to such securities.

RATIO OF EARNINGS TO FIXED CHARGES

Our deficiency of earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	Fiscal Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	—	—	—	—	—

(1)           This table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated.  The ratios are calculated by dividing earnings by fixed charges.  For the purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges.  Fixed charges consist of interest expense and that portion of our rental payments under operating leases we believe represent interest.  Earnings for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 were insufficient to cover fixed charges by $41,963,418, $15,749,005, $18,488,936, $8,932,816 and $6,976,075, respectively.

We had no shares of preferred stock outstanding for any period presented.  As a result, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

The following is a summary of the material terms of our common stock and preferred stock. Please see our certificate of incorporation for more detailed information.

Common Stock

As of June 9, 2009, there were 65,535,012 shares of common stock issued and outstanding. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and may not cumulate votes for the election of directors. Common stockholders have the right to receive dividends when, as, and if declared by the board of directors from funds legally available therefor. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

Preferred Stock

As of June 9, 2009, there were no preferred shares issued or outstanding. The shares of preferred stock have such rights and preferences as our board of directors shall determine, from time to time. Our common stock is subject to the express terms of our preferred stock and any series thereof. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of our outstanding common stock. Our board of directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock. There are no current agreements or understandings for the issuance of preferred stock and our board of directors has no present intention to issue any shares of preferred stock.

Certain Provisions Affecting Control of the Company

Delaware Law

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (“Delaware Law”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a “business combination” with any “interested stockholder,” defined as a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as its affiliates and associates, for three years following the date that the stockholder became an interested stockholder unless:

•	the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the date the interested stockholder attained this status;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or subsequent to the relevant date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203. This statute could prevent or delay mergers or other takeover or change-of-control transactions for us and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaw Provisions

The following summary of certain provisions of our certificate of incorporation and bylaws is not complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, copies of which may be obtained as described in “Available Information.”

Our bylaws provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Our certificate of incorporation also specifies that the authorized number of directors may be changed only by a resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Subject to the rights of the holders of any series of preferred stock, any vacancies on our board may only be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by stockholders. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors. In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors.

Our certificate of incorporation provides that should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be junior to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

Transfer Agent and Registrar

Interwest Transfer Company, Inc. is the transfer agent and registrar for our common stock.

DESCRIPTION OF WARRANTS

General Description of Warrants

We may issue warrants for the purchase of debt securities, preferred stock or common stock, or any combination of these securities. Warrants may be issued independently or together with other securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent and us. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants that we may issue from time to time. Additional terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement. The following description, and any description of the warrants included in a prospectus supplement, may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the applicable warrant agreement, which we will file with the SEC in connection with any offering of warrants.

Debt Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for debt securities will describe the terms of those warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the debt securities purchasable upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the principal amount and price of debt securities that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

•	information relating to book-entry procedures, if any;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Stock Warrants

The prospectus supplement relating to a particular issue of warrants exercisable for common stock or preferred stock will describe the terms of the common stock warrants and preferred stock warrants, including the following:

•	the title of the warrants;

•	the offering price for the warrants, if any;

•	the aggregate number of the warrants;

•	the designation and terms of the common stock or preferred stock that may be purchased upon exercise of the warrants;

•	if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

•	if applicable, the date from and after which the warrants and any securities issued with the warrants will be separately transferable;

•	the number of shares and price of common stock or preferred stock that may be purchased upon exercise of a warrant;

•	the dates on which the right to exercise the warrants commence and expire;

•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

•	if applicable, a discussion of material U.S. federal income tax considerations;

•	anti-dilution provisions of the warrants, if any;

•	redemption or call provisions, if any, applicable to the warrants; and

•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase at the exercise price set forth in the applicable prospectus supplement the principal amount of debt securities or shares of common stock or preferred stock being offered. Holders may exercise warrants at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will be void. Holders may exercise warrants as set forth in the prospectus supplement relating to the warrants being offered.

Until a holder exercises the warrants to purchase any securities underlying the warrants, the holder will not have any rights as a holder of the underlying securities by virtue of ownership of warrants.

DESCRIPTION OF DEBT SECURITIES

This section contains a description of the general terms and provisions of the debt securities that may be offered by this prospectus. We may issue senior debt securities and subordinated debt securities under one of two separate indentures to be entered into between us and a trustee that will be named in the applicable prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. The senior indenture and the subordinated indenture are referred to in this prospectus individually as the “indenture” and collectively as the “indentures.” The indentures may be supplemented from time to time.

This prospectus briefly outlines some of the provisions of the indentures. The following summary of the material provisions of the indentures is qualified in its entirety by the provisions of the indentures, including definitions of certain terms used in the indentures. Wherever we refer to particular sections or defined terms of the indentures, those sections or defined terms are incorporated by reference in this prospectus or the applicable prospectus supplement. You should review the indentures that are filed as exhibits to the registration statement of which this prospectus forms a part for additional information.

In addition, the material specific financial, legal and other terms as well as any material U.S. federal income tax consequences particular to securities of each series will be described in the prospectus supplement relating to the securities of that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

General

Neither indenture limits the amount of debt that we may issue under the indenture or otherwise. Under the indentures, we may issue the securities in one or more series with the same or various maturities, at par or a premium, or with original issue discount.

Unless otherwise specified in the prospectus supplement, the debt securities covered by this prospectus will be our direct unsecured obligations. Senior debt securities will rank equally with our other unsecured and unsubordinated indebtedness. Subordinated debt securities will be unsecured and subordinated in right of payment to the prior payment in full of all of our senior indebtedness. See “—Subordination” below. Any of our secured indebtedness will rank ahead of the debt securities to the extent of the value of the assets securing such indebtedness.

We conduct operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the debt securities will be largely dependent on the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends, loans or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay the amounts that will be due on our debt securities or to make any funds available for payment of amounts that will be due on our debt securities. Because we are a holding company, our obligations under our debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights, and the rights of our creditors, including the rights of the holders of the debt securities, to participate in any distribution of assets of any of our subsidiaries, if such subsidiary were to be liquidated or reorganized, are subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against our subsidiaries, our claims will still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary that are senior to us.

The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include, among other terms, some or all of the following, as applicable:

•	the title and series of such debt securities, which may include medium-term notes;

•	the total principal amount of the series of debt securities and whether there shall be any limit upon the aggregate principal amount of such debt securities;

•	the date or dates, or the method or methods, if any, by which such date or dates will be determined, on which the principal of the debt securities will be payable;

•
the rate or rates at which such debt securities will bear interest, if any, which rate may be zero in the case of certain debt securities issued at an issue price representing a discount from the principal amount payable at maturity, or the method by which such rate or rates will be determined (including, if applicable, any remarketing option or similar method), and the date or dates from which such interest, if any, will accrue or the method by which such date or dates will be determined;

•	the date or dates on which interest, if any, on such debt securities will be payable and any regular record dates applicable to the date or dates on which interest will be so payable;

•
the place or places where the principal of or any premium or interest on such debt securities will be payable, where any of such debt securities that are issued in registered form may be surrendered for registration of, transfer or exchange, and where any such debt securities may be surrendered for conversion or exchange;

•
if such debt securities are to be redeemable at our option, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities may be redeemed, in whole or in part, at our option;

•
provisions specifying whether we will be obligated to redeem or purchase any of such debt securities pursuant to any sinking fund or analogous provision or at the option of any holder of such debt securities and, if so, the date or dates on which, the period or periods within which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed or purchased, in whole or in part, pursuant to such obligation, and any provisions for the remarketing of such debt securities so redeemed or purchased;

•
if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any debt securities to be issued in registered form will be issuable and, if other than a denomination of $5,000, the denominations in which any debt securities to be issued in bearer form will be issuable;

•
provisions specifying whether the debt securities will be convertible into other securities of Raser and/or exchangeable for securities of Raser or other issuers and, if so, the terms and conditions upon which such debt securities will be so convertible or exchangeable;

•
if other than the principal amount, the portion of the principal amount (or the method by which such portion will be determined) of such debt securities that will be payable upon declaration of acceleration of the maturity thereof;

•	if other than U.S. dollars, the currency of payment, including composite currencies, of the principal of, and any premium or interest on any of such debt securities;

•
provisions specifying whether the principal of, and any premium or interest on such debt securities will be payable, at the election of Raser or a holder of debt securities, in a currency other than that in which such debt securities are stated to be payable and the date or dates on which, the period or periods within which, and the other terms and conditions upon which, such election may be made;

•	any index, formula or other method used to determine the amount of payments of principal of, any premium or interest on such debt securities;

•	provisions specifying whether such debt securities are to be issued in the form of one or more global securities and, if so, the identity of the depositary for such global security or securities;

•
provisions specifying whether such debt securities are senior debt securities or subordinated debt securities and, if subordinated debt securities, the specific subordination provisions applicable thereto;

•
in the case of subordinated debt securities, provisions specifying the relative degree, if any, to which such subordinated debt securities of the series will be senior to or be subordinated in right of payment to other series of subordinated debt securities or other indebtedness of Raser, as the case may be, whether such other series of subordinated debt securities or other indebtedness is outstanding or not;

•	any deletions from, modifications of or additions to the events of default or covenants of Raser with respect to such debt securities;

•	terms specifying whether the provisions described below under “—Discharge; Defeasance and Covenant Defeasance” will be applicable to such debt securities;

•	terms specifying whether any of such debt securities are to be issued upon the exercise of warrants, and the time, manner and place for such debt securities to be authenticated and delivered; and

•	any other terms of such debt securities and any other deletions from or modifications or additions to the applicable indenture in respect of such debt securities.

The prospectus supplement relating to debt securities being offered pursuant to this prospectus will be attached to the front of this prospectus.

We may from time to time, without the consent of the existing holders of the debt securities, create and issue further debt securities having the same terms and conditions as the previously issued debt securities in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon. Such debt securities will be fungible with the previously issued notes to the extent specified in the applicable prospectus supplement or pricing supplement.

We may also in the future issue debt securities other than the debt securities described in this prospectus. There is no requirement that any other debt securities that we issue be issued under either of the indentures described in this prospectus. Thus, any other debt securities that we may issue may be issued under other indentures or documentation containing provisions different from those included in the indentures or applicable to one or more issues of the debt securities described in this prospectus.

Negative Pledge

Neither indenture limits the amount of other securities that we or our subsidiaries may issue. However, each indenture contains a provision that we refer to in this prospectus as the “Negative Pledge” that provides that we will not pledge or otherwise subject to any lien any of our property or assets to secure indebtedness for money borrowed that is incurred, issued, assumed or guaranteed by us, subject to certain exceptions.

The terms of the Negative Pledge do nevertheless permit us to create:

•	liens in favor of any of our subsidiaries;

•	purchase money liens;

•	liens existing at the time of any acquisition that we may make;

•	liens in favor of the United States, any state or governmental agency or department to secure obligations under contracts or statutes;

•
liens securing the performance of letters of credit, bids, tenders, sales contracts, purchase agreements, repurchase agreements, reverse repurchase agreements, bankers’ acceptances, leases, surety and performance bonds and other similar obligations incurred in the ordinary course of business;

•	liens upon any real property acquired or constructed by us primarily for use in the conduct of our business;

•
arrangements providing for our leasing of assets, which we have sold or transferred with the intention that we will lease back these assets, if the lease obligations would not be included as liabilities on our consolidated balance sheet;

•	liens to secure non-recourse debt in connection with our leveraged or single-investor or other lease transactions;

•	consensual liens created in our ordinary course of business that secure indebtedness that would not be included in total liabilities as shown on our consolidated balance sheet;

•	liens created by us in connection with any transaction that we intend to be a sale of our property or assets;

•	liens on property or assets financed through tax-exempt municipal obligations;

•
liens arising out of any extension, renewal or replacement, in whole or in part, of any financing permitted under the Negative Pledge, so long as the lien extends only to the property or assets, with improvements, that originally secured the lien; and

•	liens that secure certain other indebtedness which, in an aggregate principal amount then outstanding, does not exceed 10% of our consolidated net worth.

In addition, under the subordinated indenture pursuant to which any of our senior subordinated debt is issued, we will agree not to permit:

•
the aggregate amount of senior subordinated indebtedness outstanding at any time to exceed 100% of the aggregate amount of the par value of our capital stock plus our consolidated surplus (including retained earnings); or

•
the aggregate amount of senior subordinated indebtedness and junior subordinated indebtedness outstanding at any time to exceed 150% of the aggregate amount of the par value of the capital stock plus our consolidated surplus (including retained earnings).

The supplemental indenture or the form of security for a particular series of debt securities may include additional Negative Pledge terms or changes to the terms of the Negative Pledge described above.  The Negative Pledge terms applicable to a particular series of debt securities will be discussed in the prospectus supplement relating to such series.

Consolidation, Merger or Sale

Subject to the provisions of the Negative Pledge described above, the indentures will not prevent us from consolidating or merging with any other person or selling our assets as, or substantially as, an entirety. However, pursuant to the indentures we will agree not to consolidate with or merge into any other person or convey or transfer or lease substantially all of our properties and assets to any person, unless, among other things:

•
the successor entity (if other than the company) expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and any premium and any interest on, all the debt securities then outstanding and the performance and observance of every covenant in the indentures that we would otherwise have to perform as if it were an original party to the indentures;

•
the person to which our properties and assets (as an entirety or substantially as an entirety) are sold expressly assumes, as a part of the purchase price, by a supplemental indenture the due and punctual payment of the principal of, and any premium and any interest on, all the debt securities then outstanding and the performance and observance of every covenant in the indentures that we would otherwise have to perform as if it were an original party to the indentures; and

•	the company or the successor entity (if other than the company), or purchaser of our properties and assets, as applicable, is not immediately thereafter in default under the indentures.

The successor entity or purchaser of our properties and assets, as applicable, will assume all our obligations under the indentures as if it were an original party to the indentures. After assuming the obligations, the successor entity will have all our rights and powers under the indentures.

Events of Default

An “event of default” means any one of the following events that occurs with respect to a series of debt securities issued under an indenture:

•	we fail to pay interest on any debt security of such series for 30 days after payment was due;

•	we fail to make the principal or any premium payment on any debt security of such series when due;

•	we fail to make any sinking fund payment or analogous obligation when due in respect of any debt securities of such series;

•
we fail to perform any other covenant in the indenture and this failure continues for 30 days after we receive written notice of it (other than any failure to perform in respect of a covenant included in the indenture solely for the benefit of another series of debt securities);

•
any event of default shall have occurred in respect of our indebtedness (including guaranteed indebtedness but excluding any subordinated indebtedness), and, as a result, an aggregate principal amount exceeding $5.0 million of such indebtedness is accelerated prior to its scheduled maturity and such acceleration is not rescinded or annulled within 30 days after we receive written notice; or

•	we or a court take certain actions relating to the bankruptcy, insolvency or reorganization of our company.

The supplemental indenture or the form of security for a particular series of debt securities may include additional events of default or changes to the events of default described above. The events of default applicable to a particular series of debt securities will be discussed in the prospectus supplement relating to such series. Other than as specified above, a default under our other indebtedness will not be a default under the indentures for the debt securities covered by this prospectus, and a default under one series of debt securities will not necessarily be a default under another series.

If an event of default with respect to outstanding debt securities of any series occurs and is continuing, then the trustee or the holders of at least 25% in principal amount of outstanding debt securities of that series may declare, in a written notice, the principal amount (or specified amount) on all debt securities of that series to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Raser, all unpaid principal amount (or specified amount) of and all accrued and unpaid interest on the outstanding debt securities of such series shall automatically become immediately due and payable.

The trustee may withhold notice to the holders of our debt securities of any default (except for defaults that involve our failure to pay principal of, premium, if any, or interest, if any, or any sinking fund payment, if applicable, on any series of debt securities) if the trustee considers that withholding notice is in the interests of the holders of that series of debt securities.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, the holders of a majority in principal amount (or specified amount) of the outstanding debt securities of that series, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if:

•	we have paid or deposited with the trustee a sum sufficient to pay overdue interest and overdue principal other than the accelerated interest and principal; and

•
we have cured or the holders have waived all events of default, other than the non-payment of accelerated principal and interest with respect to debt securities of that series, as provided in the applicable indenture.

We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of the discount securities upon the occurrence of an event of default.

If a default in the performance or breach of an indenture shall have occurred and be continuing, the holders of not less than a majority in principal amount of the outstanding debt securities of all series under such indenture, by notice to the trustee, may waive any past event of default or its consequences under such indenture. However, an event of default cannot be waived with respect to any series of securities in the following two circumstances:

•	a failure to pay the principal of, and premium, if any, or interest on, any security; or

•	a covenant or provision that cannot be modified or amended without the consent of each holder of outstanding securities of that series.

Other than its duties in case of a default, the trustee is not obligated to exercise any of its rights or powers under an indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount outstanding of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

We are required to deliver to the trustee an annual statement as to our fulfillment of all of our obligations under the indentures.

Modification of Indenture

The indentures contain provisions permitting us and the trustee to amend, modify or supplement the indentures and any supplemental indenture under which the series of debt securities are issued. Generally, these changes require the consent of the holders of at least a majority of the outstanding principal amount of each series of debt securities affected by the change.

However, no modification of the maturity date or principal or interest payment terms, no modification of the currency for payment, no impairment of the right to sue for the enforcement of payment at the maturity of the debt security, no modification of any conversion rights and no modification reducing the percentage required for modifications or modifying the foregoing requirements or reducing the percentage required to waive certain specified covenants is effective against any holder without its consent. In addition, no supplemental indenture shall adversely affect the rights of any holder of senior indebtedness with respect to subordination without the consent of such holder.

In computing whether the holders of the requisite principal amount of outstanding debt securities have taken action under an indenture or any supplemental indenture:

•
for an original issue discount security, we will use the amount of the principal that would be due and payable as of that date, as if the maturity of the debt had been accelerated due to a default; and

•
for a debt security denominated in a foreign currency or currencies, we will use the U.S. dollar equivalent of the outstanding principal amount as of that date, using the exchange rate in effect on the date of original issuance of the debt security.

Subordination

Our subordinated debt securities will, to the extent set forth in the subordinated indenture, be subordinate in right of payment to the prior payment in full of all senior indebtedness. In the event of (1) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to Raser or to its creditors, as such, or to its assets, or (2) any voluntary or involuntary liquidation, dissolution or other winding up of Raser, whether or not involving insolvency or bankruptcy or (3) any assignment for the benefit of creditors or (4) the taking of corporate action by Raser in furtherance of any such action or (5) the admitting in writing by Raser of its inability to pay its debts generally as they become due, then and in any such event the holders of senior indebtedness will be entitled to receive payment in full of all amounts due or to become due on or in respect of all senior indebtedness, or provision will be made for such payment in cash, before the holders of our subordinated debt securities are entitled to receive or retain any payment on account of principal of, or any premium or interest on, our subordinated debt securities, and to that end the holders of senior indebtedness will be entitled to receive, for application to the payment thereof, any payment or distribution of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any of our other indebtedness being subordinated to the payment of our subordinated debt securities, which may be payable or deliverable in respect of the subordinated debt securities in any such case, proceeding, dissolution, liquidation or other winding up event. By reason of such subordination, in the event of liquidation or insolvency of Raser, holders of senior indebtedness and holders of our other obligations that are not subordinated to senior indebtedness may recover more, ratably, than the holders of our subordinated debt securities.

Subject to the payment in full of all senior indebtedness, the rights of the holders of our subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to receive payments or distributions of cash, property or securities of Raser applicable to such senior indebtedness until the principal of, any premium and interest on, our subordinated debt securities have been paid in full.

No payment of principal (including redemption and sinking fund payments) of, or any premium or interest on, our subordinated debt securities may be made (1) in the event and during the continuation of any default by Raser in the payment of principal, premium, interest or any other amount due on any of our senior indebtedness, or (2) if the maturity of any our senior indebtedness has been accelerated because of a default.

Our subordinated indenture does not limit or prohibit us from incurring additional senior indebtedness, which may include indebtedness that is senior to our subordinated debt securities, but subordinate to our other obligations. Our senior debt securities will constitute senior indebtedness under our subordinated indenture.

The term “senior indebtedness” means all indebtedness of Raser outstanding at any time, except (1) our subordinated debt securities, (2) indebtedness as to which, by the terms of the instrument creating or evidencing the same, it is provided that such indebtedness is subordinated to or ranks equally with our subordinated debt securities, (3) indebtedness of Raser to an affiliate, (4) interest accruing after the filing of a petition initiating any bankruptcy, insolvency or other similar proceeding unless such interest is an allowed claim enforceable against Raser in a proceeding under federal or state bankruptcy laws, (5) trade accounts payable, (6) any indebtedness issued in violation of the instrument creating it and (7) any guarantee of indebtedness. Such senior indebtedness will continue to be senior indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness.

The subordinated indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of our subordinated debt securities, may be changed prior to such issuance. Any such change would be described in the related prospectus supplement.

Global Securities

We may issue the global securities in either registered or bearer form, in either temporary or permanent form. Unless the prospectus supplement specifies otherwise, debt securities, when issued, will be represented by a permanent global security or securities, and each permanent global security will be deposited with, or on behalf of, The Depository Trust Company, which we refer to as the Depositary, and registered in the name of a nominee of the Depositary. Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream or Euroclear (outside of the United States), if they are participants of those systems, or indirectly through organizations that are participants in those systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold the interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. Citibank, N.A. will act as depositary for Clearstream and The Chase Manhattan Bank will act as depositary for Euroclear (in those capacities, the “U.S. Depositaries”). Except under the limited circumstances described below, permanent global securities will not be exchangeable for securities in definitive form and will not otherwise be issuable in definitive form.

Ownership of beneficial interests in a permanent global security will be limited to institutions that have accounts with the Depositary or its nominee (each a “participant”) or persons who may hold interests through participants. In addition, ownership of beneficial interests by participants in that permanent global security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for that permanent global security. Ownership of beneficial interests in that permanent global security by persons who hold through participants will be evidenced only by, and the transfer of that ownership interest within the participant will be effected only through, records maintained by that participant. The Depositary has no knowledge of the actual beneficial owners of securities. Beneficial owners will not receive written confirmation from the Depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to transfer your beneficial interests in that permanent global security.

We have been advised by the Depositary that upon the issuance of a permanent global security and the deposit of that permanent global security with the Depositary, the Depositary will immediately credit on its book-entry registration and transfer system the respective principal amounts represented by that permanent global security to the accounts of participants.

The paying agent will make all payments on securities represented by a permanent global security registered in the name of or held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the registered owner and holder of the permanent global security representing the securities. The Depositary has advised us that upon receipt of any payment of principal of, or premium or interest on, if any, a permanent global security, the Depositary will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that permanent global security as shown in the records of the Depositary or its nominee. We expect that payments by participants to owners of beneficial interests in a permanent global security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name” (i.e., the name of a securities broker or dealer), and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

None of Raser, any trustee, any agent of Raser, or any agent of a trustee will be responsible or liable for any aspect of the records relating to or payments made on account of beneficial interests in a permanent global security or for maintaining, supervising, or reviewing any of the records relating to such beneficial interests.

A permanent global security is exchangeable for definitive securities registered in the name of, and a transfer of a permanent global security may be registered to, any person other than the Depositary or its nominee, only if:

•
the Depositary notifies us that it is unwilling or unable to continue as Depositary for that permanent global security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, and we do not appoint a successor Depositary within 90 days;

•	we, in our discretion, determine that the permanent global security will be exchangeable for definitive securities in registered form; or

•
an event of default under the applicable indenture shall have occurred and be continuing, as described in the prospectus, and we, the applicable trustee, or the applicable registrar and paying agent notify the Depositary that the permanent global security will be exchangeable for definitive securities in registered form.

Any permanent global security which is exchangeable will be exchangeable in whole for definitive securities in registered form, of like tenor and of an equal aggregate principal amount as the permanent global security, in denominations of $1,000 and integral multiples thereof. Those definitive securities will be registered in the name or names of such person or persons as the Depositary shall instruct such trustee. We expect that those instructions may be based upon directions received by the Depositary from its participants with respect to ownership of beneficial interests in the permanent global security.

In the event definitive securities are issued, you may transfer the definitive securities by presenting them for registration to the registrar at its New York office, as the case may be. If you transfer less than all of your definitive securities, you will receive a definitive security or securities representing the retained amount from the registrar at its New York office, as the case may be, within 30 days of presentation for transfer. Definitive securities presented for registration must be duly endorsed by the holder or his attorney duly authorized in writing, or accompanied by a written instrument or instruments of transfer in form satisfactory to us or the trustee for the securities, duly executed by the holder or his attorney duly authorized in writing. You can obtain a form of written instrument of transfer from the registrar for the securities at its New York office. We may require you to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of definitive securities, but otherwise transfers will be without charge. If we issue definitive securities,

•	principal of and interest on the securities will be payable in the manner described below;

•	the transfer of the securities will be registrable; and

•	the securities will be exchangeable for securities bearing identical terms and provisions.

If we issue definitive securities, we will do so at the office of the paying agent, including any successor paying agent and registrar for the securities.

We may pay interest on definitive securities, other than interest at maturity or upon redemption, by mailing a check to the address of the person entitled to the interest as it appears on the security register at the close of business on the regular record date corresponding to the relevant interest payment date. The term “record date,” as used in this prospectus, means the close of business on the fifteenth day preceding any interest payment date.

Notwithstanding the foregoing, the Depositary, as holder of the securities, or a holder of more than $l million in aggregate principal amount of securities in definitive form, may require a paying agent to make payments of interest, other than interest due at maturity or upon redemption, by wire transfer of immediately available funds into an account maintained by the holder in the United States, by sending appropriate wire transfer instructions.

 Such paying agent must receive these instructions not less than ten days prior to the applicable interest payment date.

A paying agent will pay the principal and interest payable at maturity or upon redemption by wire transfer of immediately available funds against presentation of a security at the office of the paying agent.

Except as provided above, owners of beneficial interests in a permanent global security will not be entitled to receive physical delivery of securities in definitive form and will not be considered the holders of these securities for any purpose under the applicable indenture, and no permanent global security will be exchangeable, except for another permanent global security of like denomination and tenor to be registered in the name of the Depositary or its nominee. So each person owning a beneficial interest in a permanent global security must rely on the procedures of the Depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the applicable indenture.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a permanent global security desires to give or take any action which a holder is entitled to give or take under the applicable indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take this action, and the participants would authorize beneficial owners owning through participants to give or take this action or would otherwise act upon the instructions of beneficial owners owning through them.

Where any debt securities of any series are issued in bearer form, the restrictions and considerations applicable to such debt securities and with respect to the payment, transfer and exchange of such debt securities will be described in the related prospectus supplement.

The Depository Trust Company . The Depositary has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in securities through electronic book-entry changes in accounts of the participants. By doing so, the Depositary eliminates the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary’s book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the SEC.

We believe that the sources from which the information in this section concerning the Depositary and the Depositary’s system has been obtained are reliable, but we take no responsibility for the accuracy of the information.

Clearstream. Clearstream advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to Clearstream Participants, among other things, services for safekeeping, administration, clearance, and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including Agents, securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations and may include the Agents. Indirect access to Clearstream, is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

Distributions with respect to debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream.

Euroclear. Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the Agents. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear, the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the securities will be made in immediately available funds. Secondary market trading between participants in the Depositary will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream or Euroclear Participants, on the other, will be effected in the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its U.S. Depositary. However, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). If the transaction meets the settlement requirements, the relevant European international clearing system will deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in the Depositary and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Clearstream or Euroclear as a result of a transaction with a participant in the Depositary will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Credits or any transactions in securities settled during this processing will be reported to the relevant Euroclear or Clearstream Participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a participant in the Depositary will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be discontinued at any time.

Discharge; Defeasance and Covenant Defeasance

We may discharge certain obligations to the holders of any debt securities of any series that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) if we deposit with the trustee, in trust, funds in the currency in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities with respect to principal and any premium and interest to the date of such deposit (if such debt securities have then become due and payable) or to the maturity date of such debt securities, as the case may be.

We also may, at our option, elect to:

•
discharge any and all of our obligations with respect to the debt securities of such series, except for, among other things, our obligation to register the transfer of or exchange such debt securities and to maintain an office or agency with respect to such debt securities (which we refer to in this prospectus as “defeasance”); or

•
release ourselves from our obligation to comply with certain restrictive covenants under the indentures, and to provide that any failure to comply with such obligations shall not constitute a default or an event of default with respect to such series of debt securities (which we refer to in this prospectus as “covenant defeasance”).

Defeasance or covenant defeasance, as the case may be, shall be conditioned upon the irrevocable deposit by us with the trustee, in trust, of an amount in U.S. dollars or in the foreign currency in which such debt securities are payable at stated maturity, or government obligations, or both, applicable to such debt securities which, through the scheduled payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such debt securities on the scheduled due dates.

Such trust may only be established if, among other things:

•
the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•
no event of default or event which with notice or lapse of time or both would become and an event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of establishment of such trust; and

•
we shall have delivered to the trustee an opinion of counsel to the effect that the deposit and related defeasance or covenant defeasance, as the case may be, would not cause the holders of the securities to recognize income, gain or loss for U.S. federal income tax purposes.

In the case of a defeasance, we must also deliver any ruling to such effect received from or published by the U.S. Internal Revenue Service.

Concerning the Trustee

We will provide the name of the trustee in any prospectus supplement related to the issuance of debt securities.  The trustee will act as trustee under our senior indenture and our subordinated indenture, as permitted by the terms thereof. At all times, the trustee must be organized and doing business under the laws of the United States, any state thereof or the District of Columbia, and must comply with all applicable requirements under the Trust Indenture Act.

The trustee may resign at any time by giving us written notice or may be removed:

•	by act of the holders of a majority in principal amount of a series of outstanding debt securities; or

•
if it (i) fails to comply with the obligations imposed upon it under the Trust Indenture Act; (ii) is not organized and doing business under the laws of the United States, any state thereof or the District of Columbia; (iii) becomes incapable of acting as trustee; or (iv) or a court takes certain actions relating to bankruptcy, insolvency or reorganization.

If the trustee resigns, is removed or becomes incapable of acting, or if a vacancy occurs in the office of the trustee for any cause, we, by or pursuant to a board resolution, will promptly appoint a successor trustee or trustees with respect to the debt securities of such series. We will give written notice to holders of the relevant series of debt securities, of each resignation and each removal of the trustee with respect to the debt securities of such series and each appointment of a successor trustee. Upon the appointment of any successor trustee, we, the retiring trustee and such successor trustee, will execute and deliver a supplemental indenture in which each successor Trustee will accept such appointment and which will contain such provisions as necessary or desirable to transfer to such successor trustee all the rights, powers, trusts and duties of the retiring trustee with respect to the relevant series of debt securities.

The form of senior indenture and the form of subordinated indenture are filed as exhibits to this registration statement. Holders of any series of debt securities may obtain an indenture or any other documents relating to a series of debt securities by contacting us or the trustee or by accessing the SEC’s web site. See “Where You Can Find More Information.”

A trustee under a senior indenture or a subordinated indenture may act as trustee under any of our other indentures.

New York Law to Govern

The indentures will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in that state.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

A summary of any material United States federal income tax consequences to persons investing in the securities offered by this prospectus will be set forth in an applicable prospectus supplement. The summary will be presented for information purposes only, however, and will not be intended as legal or tax advice to prospective purchasers. Prospective purchasers of securities are urged to consult their own tax advisors prior to any acquisition of securities.

PLAN OF DISTRIBUTION

We may sell the securities in one or more of the following ways from time to time:

•	through underwriters or dealers for resale to the public or to institutional investors;

•	directly to a limited number of institutional purchasers or to a single purchaser;

•	through agents; or

•	if indicated in the prospectus supplement, pursuant to delayed delivery contracts, by remarketing firms or by other means.

Any dealer or agent, in addition to any underwriter, may be deemed to be an underwriter within the meaning of the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. The terms of the offering of the securities with respect to which this prospectus is being delivered will be set forth in the applicable prospectus supplement and will include:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of such securities and the proceeds to us from such sale;

•	any underwriting discounts, agency fees and other items constituting underwriters’ or agents’ compensation;

•	the public offering price;

•	any discounts or concessions that may be allowed or reallowed or paid to dealers and any securities exchanges on which the securities may be listed; and

•	the securities exchange on which the securities may be listed, if any.

If underwriters are used in the sale of securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more underwriters acting alone. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities described in the applicable prospectus supplement will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such securities if any are so purchased by them. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The securities may be sold directly by us or through agents designated by us from time to time. Any agents involved in the offer or sale of the securities in respect of which this prospectus is being delivered, and any commissions payable by us to such agents, will be set forth in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

If dealers are utilized in the sale of any securities, we will sell the securities to the dealers, as principals. Any dealer may resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to the securities being offered.

Securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms, which we refer to herein as the “remarketing firms,” acting as principals for their own accounts or as our agents, as applicable. Any remarketing firm will be identified and the terms of its agreement, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act in connection with the securities remarketed thereby.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities to which this prospectus and the applicable prospectus supplement relates from us at the public offering price set forth in the applicable prospectus supplement, plus, if applicable, accrued interest pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement, and the applicable prospectus supplement will set forth the commission payable for solicitation of such contracts.

Underwriters will not be obligated to make a market in any securities. We can give no assurance regarding the activity of trading in, or liquidity of, any securities.

Agents, dealers, underwriters and remarketing firms may be entitled, under agreements entered into with us, to indemnification by us, as applicable, against certain civil liabilities, including liabilities under the Securities Act, or to contribution to payments they may be required to make in respect thereof. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Each series of securities will be a new issue and, other than the common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, unless otherwise specified in the applicable prospectus supplement, we shall not be obligated to do so. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given as to the liquidity of the trading market for any of the securities.

The place, time of delivery and other terms of the offered securities will be described in the applicable prospectus supplement.

LEGAL MATTERS

Stoel Rives LLP, Salt Lake City, Utah, will pass upon the validity of any securities that we offer pursuant to this prospectus. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

Our financial statements, incorporated in this prospectus by reference to our Annual Report on Form 10-K, as amended, for the years ended December 31, 2008, 2007 and 2006, and the effectiveness of our internal control over financial reporting as of December 31, 2008, have been audited by Hein & Associates LLP of Denver, Colorado, our independent registered public accounting firm, and are so incorporated by reference hereto in reliance upon such report given upon the authority of said firm as an expert in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering, and also between the date of the initial registration statement and prior to effectiveness of the registration statement.

The following documents filed with the SEC are incorporated by reference in this prospectus (other than, in each case, documents or information therein deemed to have been furnished and not filed in accordance with SEC rules):

1.	Our Annual Report on Form 10-K for the year ended December 31, 2008, as amended.

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, as amended.

3.	Our Current Reports on Form 8-K filed on February 2, 2009, February 18, 2009 and April 17, 2009.

4.	Our Registration Statement on Form 8-A filed on November 1, 2005, as amended by Amendment No. 1 to such Form 8-A filed on May 15, 2008.

We will provide without charge to any person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, excluding exhibits, unless we have specifically incorporated an exhibit in the incorporated document. Written requests should be directed to: Raser Technologies, Inc., 5152 North Edgewood Drive, Suite 375, Provo, UT 84604, Attention: Investor Relations, (801) 765-1200 (telephone).

Each document or report subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of such document, unless otherwise provided in the relevant document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the registration statement and this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement or this prospectus.

The information relating to Raser contained in this prospectus and the accompanying prospectus supplement is not comprehensive, and you should read it together with the information contained in the incorporated documents.

9,305,790 Shares of Common Stock
Warrants to Purchase 4,652,895 Shares of Common Stock

Raser Technologies, Inc.

Common Stock

October 13, 2010